SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
May 11, 2009
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

This Report on Form 6-K dated May 11, 2009, contains a quarterly report of Infineon Technologies AG for the Company's second quarter and half-year of the 2009 fiscal year.

INFINEON TECHNOLOGIES AG

QUARTERLY REPORT
FOR THE THREE AND SIX MONTHS ENDED
MARCH 31, 2009

i

Interim Group Management Report (Unaudited)

This interim group management report should be read in conjunction with our condensed consolidated financial statements and other financial information included elsewhere in this report.

This interim group management report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement.

The following were key developments in our business during the six months ended March 31, 2009:

Financial Results

•	Beginning October 1, 2008, we report our financial results in accordance with International Financial Reporting Standards (IFRS).

•	Effective October 1, 2008, to better align our business with its target markets, we reorganized our core business into five operating segments: Automotive, Industrial & Multimarket, Chip Card & Security, Wireless Solutions, and Wireline Communications.

•	For the second quarter of the 2009 fiscal year, we reported revenues of €747 million, reflecting a decrease in revenues in all of the company’s operating segments, except for the Wireless Solutions segment, due to significantly lower demand. This represented a 29 percent decrease compared to revenues of €1,049 million in the second quarter of the 2008 fiscal year.

•	Our revenues decreased by 26 percent, from €2,139 million in the first half of the 2008 fiscal year to €1,577 million in the first half of the 2009 fiscal year. Our Automotive, Industrial & Multimarket and Chip Card & Security segments were most affected.

•	Beginning October 1, 2008, the Management Board uses the financial measure Segment Result to assess the operating performance of our reportable segments and as a basis for allocating resources among the segments. We define Segment Result as operating income (loss) excluding asset impairments net of reversals, restructuring and other related closure costs, share-based compensation expense, acquisition-related amortization and gains (losses), gains (losses) on sales of assets, businesses, or interests in subsidiaries, and other income (expense), including litigation settlement costs. Gains (losses) on sales of assets, businesses, or interests in subsidiaries, include, among others, gains or losses that may be realized from potential sales of investments and activities. The combined Segment Result for all segments was negative €110 million in the second quarter of the 2009 fiscal year compared to positive €67 million in the second quarter of the 2008 fiscal year. In the six months ended March 31, 2009, the combined Segment Result for all segments decreased year-on-year from positive €147 million to negative €212 million. Included in combined Segment Result for the three and six months ended March 31, 2009, were gains of €33 million from the reduction of accruals for bonuses, incentives, and anniversary payments.

•	Our results from continuing operations decreased by €161 million from positive €11 million in the second quarter of the 2008 fiscal year to negative €150 million in the second quarter of the 2009 fiscal year. For the six months ended March 31, 2009, we realized a loss from continuing operations of €266 million compared to income from continuing operations of €59 million in the six months ended March 31, 2008. This decline primarily reflects the decrease in revenues and higher idle capacity cost, which was partly offset by decreases in research and development expenses and selling, general and administrative expenses.

•	On January 23, 2009, Qimonda AG (“Qimonda”) and its wholly owned subsidiary Qimonda Dresden GmbH & Co. oHG filed an application at the Munich Local Court to commence insolvency proceedings. We currently hold a 77.5 percent equity interest in Qimonda. As a result of this application, we deconsolidated Qimonda during the second quarter of the 2009 fiscal year. On April 1, 2009, the insolvency proceedings formally opened.

During the 2008 fiscal year, we committed to a plan to dispose of Qimonda. As a consequence, the assets and liabilities of Qimonda have been reclassified as held for disposal in the condensed consolidated balance sheet as of September 30, 2008. The results of Qimonda are reported as discontinued operations in our condensed consolidated statements of operations for all periods presented. In the six months ended March 31, 2008, loss from discontinued operations, net of income taxes, was €2,543 million including Qimonda’s negative results of €1,101 million and an after tax write-down of €1,442 million in order to remeasure Qimonda to its estimated fair value less costs to sell as of March 31, 2008. During the first half of the 2009 fiscal year, loss from discontinued operations, net of income taxes, totaled €396 million. This amount primarily reflected the realization of accumulated currency translation effects totaling €188 million and provisions and allowances of €203 million in connection with the Qimonda’s application to open insolvency proceedings. The realization of accumulated currency translation effects, which were previously recorded in equity, resulted mainly from Qimonda’s sale of its interest in Inotera Memories Inc. (“Inotera”) to Micron Technology, Inc. (“Micron”) in November 2008 as well as the deconsolidation of Qimonda in the second quarter of the 2009 fiscal year. In light of Qimonda’s insolvency proceedings, Infineon may face potential liabilities and allowances arising from the Qimonda business. The provisions and allowances recorded as of March 31, 2009 relate only those matters which management believes are probable of occurring and can be estimated with reasonable accuracy at this time.

•	As a result of the developments described above, our net loss decreased from €1,955 million in the second quarter of the 2008 fiscal year to €258 million in the second quarter of the 2009 fiscal year, and from €2,484 million in the six months ended March 31, 2008 to €662 million in the six months ended March 31, 2009.

•	Our net cash used in operating activities from continuing operations was €65 million in the six months ended March 31, 2009, decreasing from net cash provided by operating activities from continuing operations of €149 million in the six months ended March 31, 2008. This decrease primarily reflects the decrease of our results from continuing operations as well as the payment of termination benefits under our IFX10+ cost-reduction program, which were partly offset by the lower negative impact of changes in operating assets and liabilities in the six months ended March 31, 2009, compared to the six months ended March 31, 2008.

Corporate Activities

•	During the six months ended March 31, 2009, we repurchased notional amounts of €130 million and €22 million of our exchangeable subordinated notes due 2010 and our convertible subordinated notes due 2010, respectively. The repurchases were made out of available cash. We realized a gain of €48 million before income tax, which was recognized in financial income during the six months ended March 31, 2009.

•	During the 2007 fiscal year, we acquired Texas Instruments Inc.’s (“TI”) DSL Customer Premises Equipment (“CPE”) business for a cash consideration of €45 million. The purchase price was subject to an upward or downward contingent consideration adjustment of up to $16 million, based on negotiated revenue targets of the CPE business. Due to the failure to achieve the negotiated revenue targets of the CPE business, TI reimbursed an amount of €13 million during the first quarter of the 2009 fiscal year. The reimbursement resulted in a respective decrease of goodwill.

•	On March 4, 2009, we sold the business of our wholly-owned subsidiary Infineon Technologies SensoNor AS (“SensoNor”), including property, plant and equipment, inventories, and pension liabilities, and transferred employees to a newly formed company called SensoNor Technologies AS for cash consideration of €4 million. In addition, we granted a license for intellectual property and entered into a supply agreement through December 2011. As a result of this transaction, we realized losses before tax of €16 million which were recorded in other operating expense for the three and six months ended March 31, 2009. We have entered into business agreements with the new company to ensure a continued supply of the components for our tire pressure monitoring systems while we transfer production to our Villach site.

•	We exited the German employers’ union in November 2008 in order to achieve more flexibility.

•	In the six months ended March 31, 2009, we made progress with cost reductions under our IFX10+ cost-reduction program. In that context, we also made progress with regards to headcount reductions. As of March 31, 2009, our workforce was reduced by 9 percent to 26,362 compared to 29,119 as of September 30, 2008. In response to continuing weak demand worldwide in all of our target markets, we have identified additional potential savings from a combination of measures that have already been implemented or will be implemented in the near future. Among others, we have announced reduced working hours and implemented unpaid leave at all company locations in Germany. In addition, we have changed our bonus schemes for the 2009 fiscal year, issued a new and stringent travel policy, and terminated an anniversary payment scheme.

Business Highlights

•	In the first quarter of the 2009 fiscal year, we were selected as a “Preferred Supplier” for our 32-bit microcontroller family TriCoretm by one of the world’s leading automotive system suppliers. In addition, our TriCoretm products were chosen by a further Tier 1 supplier for the use in powertrain applications. We now hold an approximate market share of 25 percent of the total market for powertrain applications. The 32-bit microcontroller helps to reduce fuel consumption and emissions of automobiles.

•	We were selected as a supplier of automotive radar chips for the third-generation long range radar system of Robert Bosch GmbH (“Bosch”), one of the world’s largest suppliers of components for the automotive industry. Bosch intends to bring the radar systems into the midrange and compact class, where they could soon become part of a car’s standard equipment.

Energy Efficiency

•	Further expanding our leading role in fluorescent, high-intensity discharge (HID) and solid-state lighting applications, we launched our next-generation smart ballast controller for use in compact fluorescent lamps, linear fluorescent T5 and T8 lamps, dimmable fluorescent lamps and emergency lighting. Today, around one third of all energy consumption is electrical energy of which around 15 percent is consumed by lighting, creating a growing demand for efficient lighting systems. The new lamp ballast controller has been selected by a number of the world’s leading lighting manufacturers.

•	We and Bosch are widening our cooperation to include power semiconductors. The collaboration between the companies has two key aspects: first, Bosch will license from us certain manufacturing processes for power semiconductors — specifically, for low-voltage power MOSFETs (metal oxide silicon field effect transistors) — along with the requisite manufacturing technologies. Second, the collaboration includes a second-source agreement. Parallel to Bosch’s own semiconductor manufacturing in Reutlingen, we will produce components developed on the basis of these processes and will supply Bosch with these components. Going forward, the two companies will also work jointly on the development of enabling technologies for the production of power semiconductors. By working with Bosch, we are not just expanding our share of the semiconductor market in the automotive segment; we will also be Bosch’s preferred supplier of power semiconductors.

•	We decided that we are expanding our manufacturing plant for power modules in Cegléd, Hungary, in response to increasing demand for renewable energy and traditional motor drive systems. Through 2012, we will invest around €17 million in buildings and manufacturing equipment. The Cegléd plant primarily produces standard power modules, which are key components used in wind turbines and solar inverters for photovoltaic systems, as well as in locomotive drives, streetcars, manufacturing plants, escalators and elevators.

Communications

•	We announced our third-generation ultra-low-cost (ULC) mobile phone chips. The X-GOLDtm110 is the industry’s most integrated and cost-effective one-chip solution for GSM/GPRS ultra low-cost phones. The bill of material for mobile phone manufacturers is 20 percent lower compared to existing GSM/GPRS solutions. The new platform supports color display, MP3 playback, FM radio, and USB charging, and is prepared for Dual-SIM and camera solutions.

•	We announced sampling of the second generation of our Long-Term-Evolution (LTE) RF transceiver. The SMARTitm LU is a single-chip-65-nanometer CMOS RF transceiver providing LTE/3G/2G functionality with digital baseband interface for data rates up to 150 megabit per second in LTE networks. In addition, we announced the third generation of our 3G RF transceiver family SMARTitm UE. The SMARTitm UEmicro is optimized for lowest cost 3G designs and enables a 40 percent lower bill of material than available solutions on the market.

•	We broadened our single-chip XWAYtm ARX100 gateway family announcing the XWAY ARX182 and XWAY ARX188 single-chip ADSL2+ Integrated Access Device (IAD) solutions. While the ARX188 is targeted at feature-rich IAD designs with high throughput and Quality of Service (QoS) requirements, the ARX182 is the industry’s first low-cost IAD solution dedicated to the up-and-coming entry-level segment of Analog Telephone Adaptors with integrated DSL functionality (DSL-ATA). Together with the new Subscriber Line Interface Circuit (SLIC) XWAY SLIC100 family, we set a benchmark in energy efficiency by enabling customers to exceed the requirements of European Union Code of Conduct (EU CoC) on Energy Consumption of Broadband Equipment by up to 35 percent.

•	Reaffirming our position as an innovative pioneer in ultra-low capacitance and miniature transient voltage suppression (“TVS”) diodes, we began offering in high volume the world’s smallest TVS diode for the protection of antennas in the latest electronic equipment. Applications include GPS, mobile TV, FM radio, and vehicles’ Remote Keyless Entry (RKE) and Tire Pressure Monitoring Systems (TPMS).

•	In January 2009, we won the Innovation Award of German Industry for the best technological innovation in the category of “large-scale enterprises” for our X-GOLDtm101 mobile phone chip. This chip enables making a simple mobile phone from a single-chip, cutting mobile phone manufacturers’ costs by over 30 percent. It is the second time we have received this prestigious award.

•	In March 2009, we broadened our customer relationships by signing a letter of intent with Huawei Technologies for a framework purchase agreement for wireline and wireless communications ICs, amounting to 68 million US-dollars in the 2009 calendar year.

Security

•	We were again recognized as an innovator in the chip card industry and awarded the 2008 Sesame Award in the category of Best Hardware for our latest 16-bit security microcontroller family SLE 78, which incorporates new digital security features. This is the fifth time we have received the prestigious Sesame Award for Best Hardware Innovation.

•	We further expanded our position in the electronic ID market and will be one of the chip suppliers for Turkey’s new electronic citizen ID card. We have already delivered the first units for the pilot. Upon the completion of the pilot, nation-wide implementation is expected to start in 2010 and last until 2013. The electronic ID card will replace the current paper-based identification document and is planned to cover about 80 percent of the 70 million citizens of Turkey.

•	We were selected as supplier of contactless security microcontrollers for India’s electronic passport program. The rollout has started with the issuance of electronic passports to Indian diplomats and officials, and it is expected that in this first phase up to thirty thousand electronic passports will be issued. By September 2009, the program is likely to be expanded to include passports used by the general public. Today, approximately six million passports are being annually issued in India. In addition to India, Infineon supplies its security microcontrollers to many other countries for use in electronic passports including the USA, Germany, Denmark, Estonia, Hong Kong, Norway, Poland, Sweden and Ivory Coast.

Revenue by Segment

	Three months ended		Six months ended
	March 31,		March 31,
	2008	2009	2008	2009
		(€ in millions)

Revenue:
Automotive	324	189	634	395
Industrial & Multimarket	276	193	567	427
Chip Card & Security	121	80	237	171
Wireless Solutions(1)	197	204	450	401
Wireline Communications	105	79	208	167
Other Operating Segments(2)	59	2	123	10
Corporate and Eliminations(3)	(33)	—	(80)	6

Total	1,049	747	2,139	1,577

(1)	Includes revenues of €1 million for the three months ended March 31, 2008 and €8 million and €1 million for the six months ended March 31, 2008 and 2009, respectively, from sales of wireless communication applications to Qimonda.

(2)	Includes revenues of €34 million for the three months ended March 31, 2008, and €70 million for the six months ended March 31, 2008, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement.

(3)	Includes the elimination of revenues of €35 million for the three months ended March 31, 2008 and €78 million and €1 million for the six months ended March 31, 2008 and 2009, respectively, since these sales were not part of the Qimonda disposal plan.

•	Automotive — In the second quarter of the 2009 fiscal year revenues of the Automotive segment were €189 million, a decline of 42 percent compared to €324 million in the second quarter of the 2008 fiscal year, and of 8 percent compared to €206 million in the first quarter of the 2009 fiscal year. In the second quarter of the 2009 fiscal year, the revenues in the Automotive segment decreased compared to the first quarter of the 2009 fiscal year due to the continued decline in demand in the worldwide automotive market. In the six months ended March 31, 2009 segment revenues decreased by 38 percent to €395 million, compared to €634 million in the six months ended March 31, 2009. This decrease mainly reflects the continuing demand-driven worldwide downturn in the automobile market.

•	Industrial & Multimarket — Revenues of the Industrial & Multimarket segment in the three months ended March 31, 2009, were €193 million, a decline of 30 percent compared to €276 million in the three months ended March 31, 2008 and of 18 percent compared to €234 million in the three months ended December 31, 2008. In the second quarter of the 2009 fiscal year, the revenues in the Industrial & Multimarket segment decreased compared to the first quarter of the 2009 fiscal year, driven by continued inventory corrections in the supply chain as well as low demand in the seasonally weak quarter. In the first half of our 2009 fiscal year, revenues of the Industrial & Multimarket segment decreased by 25 percent from €567 million to €427 million compared to the first half of the 2008 fiscal year. This decrease primarily resulted from weak demand for consumer products as well as inventory adjustments in the value chain.

•	Chip Card & Security — In the second quarter of the 2009 fiscal year revenues of the Chip Card & Security segment were €80 million, a decline of 34 percent compared to €121 million in the second quarter of the 2008 fiscal year and of 12 percent compared to €91 million in the first quarter of the 2009 fiscal year. In the second quarter of the 2009 fiscal year, the revenues in the Chip Card & Security segment decreased compared to the first quarter of the 2009 fiscal year, as overall soft demand in most businesses of the segment due to a weak market environment was only partially offset by higher revenues in the payment business. In the six months ended March 31, 2009, revenues of our Chip Card & Security segment decreased by 28 percent to €171 million, compared to €237 million in the six months ended March 31, 2008. This decrease was mainly driven by decreases in revenues with government identification and payment & communication applications.

•	Wireless Solutions — Revenues of the Wireless Solutions segment in the three months ended March 31, 2009, were €204 million, an increase of 4 percent compared to €197 million in the three months ended March 31, 2008 and December 31, 2008. The sequential increase was mainly due to increased demand of some major mobile phone platform customers for both HSDPA and Ultra Low Cost. In the six months ended March 31, 2009 revenues of our Wireless Solutions segment decreased by 11 percent to €401 million, compared to €450 million in the six months ended March 31, 2008, mainly driven by a weakened demand due to the economic downturn and resulting decline in handset sales.

•	Wireline Communications — In the second quarter of the 2009 fiscal year revenues of the Wireline Communications segment were €79 million, a decline of 25 percent compared to €105 million in the second quarter of the 2008 fiscal year and of 10 percent compared to €88 million in the first quarter of the 2009 fiscal year. The sequential decrease was primarily driven by the continued weak market environment and ongoing inventory corrections in the supply chain. The decline was partly compensated by a positive impact from 3G infrastructure and Next Generation Network deployments in China. In the six months ended March 31, 2009 revenues of our Wireline Communications segment decreased by 20 percent to €167 million, compared to €208 million in the six months ended March 31, 2008. This decrease was mainly driven by the economic slowdown and inventory corrections in the supply chain.

•	Other Operating segments — Revenues of other operating segments decreased by 97 percent from €59 million in the three months ended March 31, 2008, to €2 million in the three months ended March 31, 2009, and by 92 percent from €123 million in the six months ended March 31, 2008, to

€10 million in the six months ended March 31, 2009. Revenues of other operating segments in the three and six months ended March 31, 2008 comprised mainly revenues from sales of wafers from our 200-milimeter facility in Dresden to Qimonda under a foundry agreement, which revenues have been eliminated in the Corporate and Eliminations segment. Effective November 30, 2007, Qimonda canceled the foundry agreement. The last wafers were delivered to Qimonda in May 2008. Furthermore, revenues of other operating segments in the three and six months ended March 31, 2008, included revenues from our hard disk drive (“HDD”) business which we sold to LSI Corporation (“LSI”) in April 2008.

Revenue by Region

	Three months ended				Six months ended
	March 31,				March 31,
	2008		2009		2008		2009
	(€ in millions, except percentages)

Revenue:
Germany	240	23%	150	20%	460	21%	315	20%
Other Europe	215	20%	141	19%	409	19%	286	18%
North America	137	13%	69	9%	282	13%	164	11%
Asia/Pacific	389	37%	351	47%	848	40%	720	46%
Japan	50	5%	27	4%	104	5%	72	4%
Other	18	2%	9	1%	36	2%	20	1%

Total	1,049	100%	747	100%	2,139	100%	1,577	100%

The regional distribution of revenues in the three and six months ended March 31, 2009, changed compared to the three and six months ended March 31, 2008, primarily reflecting changes in the revenues of the segments. The shift in the regional distribution from Germany, other Europe, and North America to Asia/Pacific resulted primarily from the significant revenue decreases of our Automotive segment, whose customers are based largely in Germany, other Europe and North America. Furthermore, increased revenues of our Wireless Solutions segment in Asia/Pacific during the three and six months ended March 31, 2009, compared to the three and six months ended March 31, 2008, contributed to the changes in the regional distribution of revenues.

Cost of Goods Sold and Gross Profit

	Three months ended		Six months ended
	March 31,		March 31,
	2008	2009	2008	2009
	(€ in millions, except percentages)

Cost of goods sold	685	634	1,390	1,312
Gross Profit	364	113	749	265
Percentage of revenues	35%	15%	35%	17%

Cost of goods sold decreased in the second quarter of the 2009 fiscal year by 7 percent, or €51 million, to €634 million compared to €685 million in the second quarter of the 2008 fiscal year, and by 6 percent to €1,312 million in the six months ended March 31, 2009 compared to €1,390 million in the six months ended March 31, 2008, respectively. Our gross profit decreased from €364 million in the second quarter of the 2008 fiscal year to €113 million in the second quarter of the 2009 fiscal year or as a percentage of revenues from 35 percent to 15 percent, respectively. As a percentage of revenue, our gross profit decreased from 35 percent in the six months ended March 31, 2008 to 17 percent in the six months ended March 31, 2009. This deterioration primarily resulted from lower sales volumes and higher idle capacity cost.

Research and Development Expenses

	Three months ended		Six months ended
	March 31,		March 31,
	2008	2009	2008	2009
	(€ in millions, except percentages)

Research and development expenses	170	122	351	271
Percentage of revenues	16%	16%	16%	17%

Research and development expenses totaled €122 million and €271 million in the three and six months ended March 31, 2009, respectively, compared to €170 million and €351 million in the three and six months ended March 31, 2008, respectively. This decrease resulted primarily from cost savings measures which were implemented under our IFX10+ cost-reduction program. Additionally, the reversal of bonus provisions and lower bonus and incentive expenses due to our current results contributed to the decrease in research and development expenses. As a percentage of revenues, research and development expenses in the three and six months ended March 31, 2009, remained broadly unchanged compared to the three and six months ended March 31, 2008, respectively, primarily as a result of lower revenues, and despite lower research and development expenses.

Selling, General and Administrative Expense

	Three months ended		Six months ended
	March 31,		March 31,
	2008	2009	2008	2009
	(€ in millions, except percentages)

Selling, General and Administrative Expense	134	110	270	222
Percentage of revenues	13%	15%	13%	14%

In absolute terms selling, general and administrative expenses decreased by €24 million and €48 million in three and six months ended March 31, 2009 compared to the three and six months ended March 31, 2008, respectively. These decreases primarily reflected cost savings as a result of our IFX10+ cost-reduction program. Additionally, the reversal of bonus provisions and lower bonus and incentive expenses due to our current results contributed to the decrease of selling, general and administrative expenses. As a percentage of revenues, selling, general and administrative expenses increased from 13 percent in the second quarter of the 2008 fiscal year to 15 percent in the second quarter of the 2009 fiscal year, and from 13 percent in the six months ended March 31, 2008, to 14 percent in the six months ended March 31, 2009, primarily as a result of lower revenues, and despite lower selling, general and administrative expenses in absolute terms.

Other Items Affecting Earnings

	Three months ended		Six months ended
	March 31,		March 31,
	2008	2009	2008	2009
		(€ in millions)

Other operating income	15	15	48	18
Other operating expense	(20)	(39)	(39)	(50)
Financial income	13	21	31	81
Financial expense	(48)	(32)	(88)	(88)
Income from investments accounted for using the equity method, net	2	2	2	3

Other operating income for the three months ended March 31, 2009, remained unchanged compared to the three months ended March 31, 2008 and included €10 million regarding expected claims associated with the insolvency of BenQ. Other operating income in the six months ended March 31, 2008, included a gain from the sale of 40 percent of our interest in Infineon Technologies Bipolar GmbH & Co. KG (“Bipolar”) to Siemens AG.

Other operating expense increased from €20 million in the second quarter of the 2008 fiscal year to €39 million in the second quarter of the 2009 fiscal year and from €39 million in the six months ended March 31, 2008, to €50 million in the six months ended March 31, 2009. These increases primarily relate to the loss on the sale of the SensoNor business of €16 million, which were partly offset by lower restructuring expenses in the three and six months ended March 31, 2009. Other operating expense in the six months ended March 31, 2008, also included an amount of €14 million allocated to purchased in-process research and development from the acquisition of the mobility product business of LSI Corporation (“LSI”) because there was no future economic benefit from its use or disposal.

Financial income increased by €8 million and €50 million in the three and six months ended March 31, 2009, compared to the three and six months ended March 31, 2008. These increases primarily resulted from the €12 million and €48 million gain we realized in the three and six months ended March 31, 2009, from the repurchase of notional amounts of our exchangeable subordinated notes due 2010 and our convertible subordinated notes due 2010.

Financial expenses decreased in the three months ended March 31, 2009, by €16 million compared to the three months ended March 31, 2008, mainly due to lower interest expenses resulting from lower interest rates and lower indebtedness. Furthermore, lower valuation charges and losses on sales of financial assets contributed to the decrease of financial expense. In the six months ended March 31, 2009, financial expense remained unchanged, as increased valuation charges and losses on sales of financial assets were nearly offset by reduced interest expenses.

Income from investments accounted for using the equity method, net for the periods presented consisted of our share in the net income of Bipolar.

Segment Result

	Three months ended		Six months ended
	March 31,		March 31,
	2008	2009	2008	2009
		(€ in millions)

Segment Result:
Automotive	25	(65)	48	(121)
Industrial & Multimarket	23	(7)	49	(5)
Chip Card & Security	19	(8)	36	(9)
Wireless Solutions	(16)	(29)	2	(73)
Wireline Communications	3	1	7	3
Other Operating Segments	5	(3)	7	(4)
Corporate and Eliminations	8	1	(2)	(3)

Total	67	(110)	147	(212)

Segment Result development for our operating segments was as follows:

•	Automotive — Segment Result decreased from positive €25 million in the second quarter of the 2008 fiscal year, and from negative €56 million in first quarter of the 2009 fiscal year to negative €65 million in the second quarter of the 2009 fiscal year. The sequential decrease was due to the earnings impact of lower revenues and the negative effects of lower production levels that were implemented in order to reduce inventories. Savings from IFX10+ partially prevented from a more negative result. Segment Result decreased from positive €48 million in the six months ended March 31, 2008 to negative €121 million in the six months ended March 31, 2009, mainly due to the significant decline in revenues and higher idle capacity costs which were only partially offset by savings realized by the segment under the IFX10+ cost-reduction program.

•	Industrial & Multimarket — Segment Result decreased from positive €23 million in the second quarter of the 2008 fiscal year to negative €7 million in the second quarter of the 2009 fiscal year, and from positive €2 million in the first quarter of the 2009 fiscal year. The sequential decrease reflects the decline in revenues and lower fab loading that we implemented to reduce inventory levels. Negative earnings effects were partially offset by IFX10+ savings and a positive impact from currency hedging. Segment Result decreased from positive €49 million in the six months ended March 31, 2008 to negative €5 million in the six months ended March 31, 2009. This decrease was mainly caused by the decline in revenues and an increase in idle capacity costs which could only be partially offset by savings realized by the segment under the IFX10+ cost-reduction program.

•	Chip Card & Security — Segment Result decreased from positive €19 million in the second quarter of the 2008 fiscal year, and from negative €1 million in the first quarter of the 2009 fiscal year, to negative €8 million in the second quarter of the 2009 fiscal year. The sequential decrease was in-line with the revenue decrease and reflected a further decrease in fab utilization. Savings from the IFX10+ program only partially offset these effects. Segment Result decreased from positive €36 million in the six months ended March 31, 2008, to negative €9 million in the six months ended March 31, 2009, mainly due to reduced gross margins in-line with the revenue decline and accompanied by increased idle capacity costs. Realized savings under the IFX10+ cost-reduction program only partially offset these effects.

•	Wireless Solutions — Segment Result decreased from negative €16 million in the second quarter of the 2008 fiscal year, and increased from negative €44 million in the first quarter of the 2009 fiscal year, to negative €29 million in the second quarter of the 2009 fiscal year. The sequential increase reflected the increase in revenues, the positive impact of IFX10+ measures and improved hedging results. Segment Result decreased from positive €2 million in the six months ended March 31, 2008 to negative €73 million in the six months ended March 31, 2009. This decrease was mainly due to the significant decline in revenues and an increase in idle capacity costs which could only be partially offset by the measures the segment has implemented under the IFX10+ cost-reduction program.

•	Wireline Communications — Segment Result remained positive at €1 million, but decreased in comparison to positive €3 million in the second quarter of the 2008 fiscal year, and to positive €2 million in the first quarter of the 2009 fiscal year. The Segment Result in the second quarter of the 2009 fiscal year remained positive as the cost reduction efforts under IFX10+ and the currency development almost offset the impact from the decline in revenues. Segment Result for the Wireline Communications segment decreased from positive €7 million in the six months ended March 31, 2008 to positive €3 million in the six months ended March 31, 2009. The decline resulted from lower revenues and was partly offset by the measures the segment has implemented under the IFX10+ cost-reduction program.

•	Other Operating Segments — The Segment Result for our other operating segments in the three and six months ended March 31, 2009, decreased compared to the three and six months ended March 31, 2008, primarily due to the significant decrease in revenues of the other operating segments.

The following table provides the reconciliation of the combined Segment Result to our loss from continuing operations before income tax:

	Three months ended		Six months ended
	March 31,		March 31,
	2008	2009	2008	2009
		(€ in millions)

Combined Segment Result	67	(110)	147	(212)
Adjusted:
Asset impairments, net of reversals	2	(1)	2	(1)
Restructuring and other related closure cost	(6)	(3)	(9)	(6)
Share-based compensation expense	(2)	(1)	(3)	(1)
Acquisition-related amortization and losses	(5)	(6)	(14)	(12)
Gains (losses) on sales of assets, businesses, or interests in subsidiaries	(1)	(16)	14	(17)
Other expense, net	—	(6)	—	(11)

Operating income (loss)	55	(143)	137	(260)

Financial Income	13	21	31	81
Financial Expense	(48)	(32)	(88)	(88)
Income from investment accounted for using the equity method, net	2	2	2	3

Income (loss) from continuing operations before income tax	22	(152)	82	(264)

Income (loss) from discontinued operations, net of income taxes

In the six months ended March 31, 2008, loss from discontinued operations, net of income taxes amounted to €2,543 million and included Qimonda’s net loss and an after tax write-down of €1,442 million in order to remeasure Qimonda to its estimated fair value less costs to sell as of March 31, 2008. During the six months ended March 31, 2009, loss from discontinued operations, net of income taxes, totaled €396 million. This amount was primarily composed of the realization of accumulated currency translation effects totaling €188 million and provisions and allowances of €203 million resulting from Qimonda’s insolvency described above. The realization of accumulated currency translation effects, which were previously recorded in equity, resulted mainly from Qimonda’s sale of its interest in Inotera to Micron in November 2008 and the deconsolidation of Qimonda in the second quarter of the 2009 fiscal year. As a result of the insolvency proceedings of Qimonda, Infineon may face potential liabilities and allowances in connection with the Qimonda business. The provisions and allowances recorded as of March 31, 2009 relate only to those matters which management believes are probable of occurring and can be estimated with reasonable accuracy at this time. Potential liabilities resulting from Qimonda’s insolvency include, among others, pending antitrust and securities law claims, potential claims for repayment of governmental subsidies received, and employee-related contingencies. There can be no assurance that such provisions and allowances recorded will be sufficient to cover all losses that may ultimately be incurred in relation to these matters.

The operating losses of Qimonda until deconsolidation, exclusive of depreciation, amortization and impairment of long-lived assets, in the first quarter of the 2009 fiscal year were offset by a €460 million partial reversal of the write-downs recorded in the 2008 fiscal year to reduce the net assets of Qimonda to fair value less costs to sell. Such reversal was recorded due to the fact that Infineon has neither the obligation nor the intention to provide additional equity capital to fund the operating losses of Qimonda.

The results of Qimonda presented in the condensed consolidated statements of operations as discontinued operations consist of the following components:

	Three months ended		Six months ended
	March 31,		March 31,
	2008	2009(1)	2008	2009(1)
		(€ in millions)

Revenue	412	—	925	314
Costs and expenses	(932)	—	(2,014)	(867)
Reversal (write-down) of measurement to fair value less costs to sell	(1,442)	—	(1,442)	460
Expenses resulting from Qimonda’s application to open insolvency proceedings	—	(8)	—	(203)
Losses resulting from the realization from accumulated losses related to unrecognized currency translation effects upon deconsolidation	—	(100)	—	(100)

Loss from discontinued operations, before income taxes	(1,962)	(108)	(2,531)	(396)

Income tax expense	(4)	—	(12)	—

Loss from discontinued operations, net of income taxes	(1,966)	(108)	(2,543)	(396)

(1)	No further information concerning Qimonda’s condensed consolidated statements of operations has been available for the period from January 1, 2009 to January 23, 2009, the date of the application to commence insolvency proceedings. Such information, however, would not have any impact on our condensed consolidated financial statements of operations.

Financial Condition

	As of
	September 30,	March 31,
	2008	2009	Change
	(€ in millions, except percentages)

Current assets	4,648	1,883	(59)%
Thereof: Assets classified as held for disposal	2,129	6	(100)%
Non-current assets	2,334	2,094	(10)%

Total assets	6,982	3,977	(43)%

Current liabilities	3,673	1,240	(66)%
Thereof: Liabilities associated with assets classified as held for disposal	2,123	—	(100)%
Non-current liabilities	1,148	1,034	(10)%

Total liabilities	4,821	2,274	(53)%

Minority interests	70	55	(21)%
Total equity attributable to shareholders of Infineon Technologies AG	2,091	1,648	(21)%

Total equity	2,161	1,703	(21)%

As of March 31, 2009, our current assets decreased in comparison to September 30, 2008, by €2,765 million, which is primarily due to the decrease in assets held for disposal of €2,123 million due to the deconsolidation of Qimonda. The remaining decrease in current assets primarily relates to a decrease of €281 million in trade and other receivables, a €218 million decrease in our gross cash position, consisting of cash and cash equivalents and available-for-sale financial assets, and a decrease in inventories of €122 million. Trade and other receivables decreased primarily as a result of lower revenues during the first half of the 2009 fiscal year. Furthermore, the receipt of €95 million from the German bank’s deposit protection fund in the second quarter of the 2009 fiscal year and increased allowances for doubtful accounts following Qimonda’s application to commence insolvency proceedings contributed to the decrease in trade and other receivables. Our gross cash position decreased as of March 31, 2009, compared to September 30, 2008, primarily due to the repayments of long-term debts of €182 million which mainly relates to the repurchase of notional amounts of €130 million and €22 million of our exchangeable subordinated notes due 2010 and our convertible subordinated notes due 2010, respectively, and €41 million of our syndicated loan. Additionally, payments of termination benefits and purchases of intangible assets and property, plant and equipment contributed to the decrease of our gross cash position, which was partly offset by the receipt of €95 million from the German bank’s deposit protection fund and the contingent consideration of €13 million refunded from TI due to the failure to achieve the revenue targets of the CPE business.

Non-current assets decreased by €240 million as of March 31, 2009, compared to September 30, 2008. This decrease primarily results from a €195 million decrease in property, plant and equipment, net, mainly as capital expenditures during the six months ended March, 31, 2009, were lower than depreciation. Furthermore, the sale of the SensoNor business contributed to the decrease in property, plant and equipment. Additionally, goodwill and other intangible assets decreased by €18 million mainly due to the reduction of goodwill relating to the acquisition of the CPE business from TI as a result of the contingent consideration of €13 million received from TI. Other financial assets decreased by €25 million.

As of March 31, 2009, current liabilities decreased by €2,433 million compared to September 30, 2008, mainly due to the deconsolidation of Qimonda, resulting in a decrease of liabilities associated with assets classified as held for disposal of €2,123 million. Furthermore, trade and other payables decreased as of March 31, 2009, by €204 million compared to September 30, 2008, mainly resulting from lower trade accounts payables due to lower purchased services and lower capital expenditures. Also, other current liabilities decreased by €80 million, resulting from the decrease of employee related liabilities, mainly due to payments of termination benefits from our IFX 10+ cost-reduction program and the reduction of liabilities for bonus payments. Finally, short-term debt and current maturities of long-term debt decreased by €37 million, mainly as a result of repayments, while other current financial liabilities increased by €10 million due to accrued interest on financial liabilities.

Non-current liabilities decreased as of March 31, 2009, by €114 million compared to September 30, 2008, primarily due to a decrease of long-term debt of €147 million, which mainly relates to the repurchase of notional amounts of €130 million and €22 million of our exchangeable subordinated notes due 2010 and our convertible subordinated notes due 2010, respectively. This decrease was partly offset by a €63 million increase in long-term provisions, primarily for potential liabilities resulting from Qimonda’s insolvency.

Liquidity

	Six months ended
	March 31,
	2008	2009
	(€ in millions)

Net cash provided by (used in) operating activities from continuing operations	149	(65)
Net cash provided by (used in) investing activities from continuing operations	(894)	31
Net cash used in financing activities from continuing operations	(97)	(180)
Net decrease in cash and cash equivalents from discontinued operations	(197)	(417)
Net decrease in cash and cash equivalents	(1,039)	(631)

Cash used in operating activities from continuing operations was €65 million for the six months ended March 31, 2009, and reflected mainly the loss from continuing operations of €266 million less non-cash charges for depreciation and amortization of €282 million and €16 million resulting from the sale of the SensoNor business. Cash used in operating activities in the six months ended March 31, 2009 was negatively impacted by changes in operating assets and liabilities of €117 million, and positively impacted by income taxes received of €19 million.

Cash provided by investing activities from continuing operations was €31 million for the six months ended March 31, 2009, and primarily resulted from the receipt of €95 million from the German bank deposit protection fund in the second quarter of the 2009 fiscal year and the refund of contingent consideration of €13 million from TI due to the failure to achieve the revenue targets of the CPE business. Furthermore, proceeds of €10 million from the sale of available-for-sale financial assets and the consideration received from the sale of the SensoNor business contributed to cash provided by investing activities. We used €91 million for the purchases of property, plant and equipment, and intangible assets.

During the six months ended March, 31, 2009, we made principal repayments of long-term debt of €182 million, of which the majority relates to the repurchase of notional amounts of €130 million and €22 million of our exchangeable subordinated notes due 2010 and our convertible subordinated notes due 2010, respectively. Additional repayments of long-term debt amounted to €92 million, mainly €41 million for our syndicated loan.

The net decrease in cash and cash equivalents from discontinued operations in the six months ended March 31, 2009, consists primarily of cash used in operating and financing activities of Qimonda aggregating €398 million and €40 million, respectively. The net cash provided by investing activities from discontinued operations of €21 million consists primarily of cash received by Qimonda in connection with the sale of Inotera to Micron in November 2008 for US$400 million (approximately €296 million), partially offset by the cash and cash equivalents of Qimonda as of January 23, 2009, of €286 million.

Free cash flow from continuing operations, representing cash flows from operating and investing activities from continuing operations, excluding purchases or sales of available-for-sale financial assets, was negative €44 million for the six months ended March 31, 2009, an improvement from negative €328 million for the six months ended March 31, 2008. Free cash flow during the first half of the 2008 fiscal year included higher cash used in investing activities from continuing operations, due to the acquisition of the mobility products business from LSI and higher capital expenditures, which were only partly offset by higher cash provided from operating activities from continuing operations.

Our gross cash position as of March 31, 2009, representing cash and cash equivalents and available-for-sale financial assets, decreased to €665 million from €883 million as of September 30, 2008, primarily reflecting the cash used in operating and financing activities from continuing operations. Our net cash position as of March 31, 2009, defined as gross cash position less short and long-term debt was negative €321 million, a decrease of €34 million from September 30, 2008, mainly reflecting cash used in operating activities, which was only partly offset by the effect on our net cash position of the repurchase of exchangeable subordinated notes due 2010 and our convertible subordinated notes due 2010, respectively, net of accretion for the exchangeable and convertible subordinated notes.

Employees

The following table indicates the composition of our workforce by function and region at the dates shown:

	As of
	September 30,	March 31,
	2008	2009	Change

Function:
Production	19,358	17,080	(12)%
Research & Development	6,273	6,019	(4)%
Sales & Marketing	1,905	1,742	(9)%
Administrative	1,583	1,521	(4)%

Total	29,119	26,362	(9)%

Region:
Germany	10,053	9,361	(7)%
Europe	5,192	4,610	(11)%
North America	821	745	(9)%
Asia/Pacific	12,897	11,501	(11)%
Japan	156	145	(7)%

Total	29,119	26,362	(9)%

During the first half of our 2009 fiscal year, workforce decreased in all functions and regions primarily as a result of our IFX10+ cost-reduction program, as well as a result of the sale of the SensoNor business.

Outlook

Industry Environment

In the first quarter of 2009 calendar year, the global economic downturn continued. The International Monetary Fund now predicts the global economy will contract in calendar year 2009. However, the International Monetary Fund still projects global growth will experience a modest recovery in the 2010 calendar year.

The global economic crisis also affected the global semiconductor market in the first quarter of the 2009 calendar year. The market contracted 30 percent (in U.S. dollar terms) compared to the first quarter of the 2008 calendar year according to World Semiconductor Trade Statistics (WSTS). For the 2009 calendar year, market experts predict a sharp fall in revenues and have repeatedly revised their revenue growth expectations downwards for the global semiconductor market. For the 2009 calendar year, iSuppli Corporation currently projects a decline of 21 percent in worldwide semiconductor revenues. The latest forecasts of a range of reputable market research firms are between minus 17 percent (IC Insights, Inc.) and minus 28 percent (Future Horizons Ltd.). In 2010, these market research firms generally predict revenues will rise again in line with a recovering world economy.

Outlook for the third quarter of the 2009 fiscal year and update on our outlook for the 2009 fiscal year

Although visibility still remains limited, we expect group revenues for the third quarter of the 2009 fiscal year to increase by approximately 10 percent compared to the second quarter of the 2009 fiscal year. The increase in revenues will be within all segments, but driven in particular by the Wireless Solutions segment.

We reduced inventories during the second quarter of the 2009 fiscal year. Given this reduction and given some signs of stabilization in the demand environment, we can carefully adjust production back to levels more commensurate with current shipments and customer forecasts. Together with the benefits of higher sales levels and further cost reductions, we therefore expect combined Segment Result to improve in the third quarter of the 2009 fiscal year, with negative mid-to-high single-digit combined Segment Result margin.

Considerable uncertainties regarding the developments in the fourth quarter of the 2009 fiscal year remain. However, given results for the first six months and the outlook for the third quarter of the 2009 fiscal year, we expect revenues for the 2009 fiscal year to decrease by more than 20 percent compared to the 2008 fiscal year. We continue to expect combined Segment Result to decrease significantly and to be negative.

We have reduced further our capital expenditure budget, including capitalized intangible assets, for the 2009 fiscal year, which is now expected to be in the range of €170 million to €190 million, down from an already reduced budget of €250 million at the start of the fiscal year and compared to €370 million in the prior fiscal year. Depreciation and amortization is expected to be around €500 million, up from the planned level of about €450 million at the beginning of the 2009 fiscal year.

Risks and Opportunities

We are exposed to a number of risks as a result of the high volatility of the semiconductor business, its international orientation and its wide product range. Such risks include, but are not limited to, broader economic developments, including the duration and depth of the current economic downturn; trends in demand and prices for semiconductors generally and for our products in particular, as well as for the end-products, such as automobiles and consumer electronics, that incorporate our products; the success of our development efforts, both alone and with partners; the success of our efforts to introduce new production processes at our facilities; the actions of competitors; the availability of funds, including for the re-financing of our indebtedness; the outcome of antitrust investigations and litigation matters; the effects of currency fluctuations, primarily between the U.S. dollar and the Euro, the outcome of Qimonda’s insolvency proceedings, including potential liabilities related to the Qimonda insolvency, including pending antitrust and related securities law claims, the potential repayment of governmental subsidies received, employee-related contingencies and other matters; as well as the other factors mentioned herein and those described in our Annual Report for the 2008 fiscal year. To minimize the negative impact of these risks, we continuously optimize our company-wide risk and opportunity management system. For more detailed information on risks and opportunities and their potential effect on our business, financial condition or results of operations, please refer to our Annual Report for the 2008 fiscal year.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)
For the three months ended March 31, 2008 and 2009
(in millions, except for per share data)

	March 31,	March 31,	March 31,
	2008	2009	2009
	(€ millions)	(€ millions)	($ millions)
Revenue	1,049	747	994
Cost of goods sold	(685)	(634)	(844)

Gross profit	364	113	150

Research and development expenses	(170)	(122)	(162)
Selling, general and administrative expenses	(134)	(110)	(146)
Other operating income	15	15	20
Other operating expense	(20)	(39)	(52)

Operating income (loss)	55	(143)	(190)

Financial income	13	21	28
Financial expense	(48)	(32)	(43)
Income from investments accounted for using the equity method, net	2	2	3

Income (loss) from continuing operations before income taxes	22	(152)	(202)

Income tax (expense) benefit	(11)	2	3

Income (loss) from continuing operations	11	(150)	(199)

Loss from discontinued operations, net of income taxes	(1,966)	(108)	(144)

Net loss	(1,955)	(258)	(343)

Attributable to:
Minority interests	(432)	(19)	(25)
Shareholders of Infineon Technologies AG	(1,523)	(239)	(318)
Basic and diluted earnings (loss) per share attributable to shareholders of Infineon Technologies AG (in Euro):
Basic and diluted earnings (loss) per share from continuing operations	0.01	(0.20)	(0.27)

Basic and diluted loss per share from discontinued operations	(2.04)	(0.12)	(0.16)

Basic and diluted loss per share	(2.03)	(0.32)	(0.43)

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)
For the six months ended March 31, 2008 and 2009
(in millions, except for per share data)

	March 31,	March 31,	March 31,
	2008	2009	2009
	(€ millions)	(€ millions)	($ millions)
Revenue	2,139	1,577	2,099
Cost of goods sold	(1,390)	(1,312)	(1,746)

Gross profit	749	265	353

Research and development expenses	(351)	(271)	(361)
Selling, general and administrative expenses	(270)	(222)	(295)
Other operating income	48	18	24
Other operating expense	(39)	(50)	(67)

Operating income (loss)	137	(260)	(346)

Financial income	31	81	108
Financial expense	(88)	(88)	(117)
Income from investments accounted for using the equity method, net	2	3	4

Income (loss) from continuing operations before income taxes	82	(264)	(351)

Income tax expense	(23)	(2)	(3)

Income (loss) from continuing operations	59	(266)	(354)

Loss from discontinued operations, net of income taxes	(2,543)	(396)	(527)

Net loss	(2,484)	(662)	(881)

Attributable to:
Minority interests	(552)	(49)	(65)
Shareholders of Infineon Technologies AG	(1,932)	(613)	(816)
Basic and diluted earnings (loss) per share attributable to shareholders of Infineon Technologies AG (in Euro):
Basic and diluted earnings (loss) per share from continuing operations	0.06	(0.36)	(0.48)

Basic and diluted loss per share from discontinued operations	(2.64)	(0.46)	(0.61)

Basic and diluted loss per share	(2.58)	(0.82)	(1.09)

See accompanying notes to the unaudited condensed consolidated financial statements

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)
September 30, 2008 and March 31, 2009

	September 30,	March 31,	March 31,
	2008	2009	2009
	(€ millions)	(€ millions)	($ millions)
Assets:
Current assets:
Cash and cash equivalents	749	532	708
Available-for-sale financial assets	134	133	177
Trade and other receivables	799	518	689
Inventories	665	543	723
Income tax receivable	29	12	16
Other current financial assets	19	38	51
Other current assets	124	101	134
Assets classified as held for disposal	2,129	6	8

Total current assets	4,648	1,883	2,506

Property, plant and equipment	1,310	1,115	1,484
Goodwill and other intangible assets	443	425	565
Investments accounted for using the equity method	20	23	31
Deferred tax assets	400	403	536
Other financial assets	133	108	144
Other assets	28	20	27

Total assets	6,982	3,977	5,293

Liabilities and equity:
Current liabilities:
Short-term debt and current maturities of long-term debt	207	170	226
Trade and other payables	506	302	402
Current provisions	424	418	556
Income tax payable	87	94	125
Other current financial liabilities	63	73	97
Other current liabilities	263	183	244
Liabilities associated with assets classified as held for diposal	2,123	—	—

Total current liabilities	3,673	1,240	1,650

Long-term debt	963	816	1,086
Pension plans and similar commitments	43	37	49
Deferred tax liabilities	19	15	20
Long-term provisions	27	90	120
Other financial liabilities	20	3	4
Other liabilities	76	73	97

Total liabilities	4,821	2,274	3,026

Equity:
Shareholders’ equity:
Ordinary share capital	1,499	1,499	1,995
Additional paid-in capital	6,008	6,009	7,997
Accumulated deficit	(5,252)	(5,865)	(7,805)
Other components of equity	(164)	5	7

Total equity attributable to shareholders of Infineon Technologies AG	2,091	1,648	2,194

Minority interests	70	55	73

Total equity	2,161	1,703	2,267

Total liabilities and equity	6,982	3,977	5,293

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Income and Expense Recognized in Equity (Unaudited)
For the six months ended March 31, 2008 and 2009

	March 31,	March 31,	March 31,
	2008	2009	2009
	(€ millions)	(€ millions)	($ millions)
Net loss	(2,484)	(662)	(881)

Currency translation effects	(110)	196	261
Net change in fair value of available-for-sale financial assets	(10)	2	3
Net change in fair value of cash flow hedges	25	10	13

Net loss recognized directly in equity, net of tax	(95)	208	277

Total income and expense recognized in equity	(2,579)	(454)	(604)

Attributable to:
Minority interests	(576)	(10)	(13)
Shareholders of Infineon Technologies AG	(2,003)	(444)	(591)

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)
For the six months ended March 31, 2008 and 2009

	March 31,	March 31,	March 31,
	2008	2009	2009
	(€ millions)	(€ millions)	($ millions)
Net loss	(2,484)	(662)	(881)
Less: net loss from discontinued operations	2,543	396	527

Adjustments to reconcile net loss to cash provided by (used in) operating activities:
Depreciation and amortization	287	282	375
Provision for doubtful accounts	(1)	(1)	(1)
Losses (gains) on sales of businesses and interests in subsidiaries	(28)	16	21
Losses on disposals of property, plant, and equipment	14	—	—
Income from investments accounted for using the equity method	(2)	(3)	(4)
Impairment charges	—	1	1
Stock-based compensation	3	1	1
Deferred income taxes	7	(1)	(1)
Changes in operating assets and liabilities:
Trade and other receivables	9	161	214
Inventories	(31)	124	165
Other current assets	(28)	(21)	(28)
Trade and other payables	(123)	(196)	(261)
Provisions	(56)	(113)	(150)
Other current liabilities	6	(68)	(90)
Other assets and liabilities	28	(4)	(5)
Interest received	14	15	20
Interest paid	(13)	(11)	(15)
Income tax received	4	19	25

Net cash provided by (used in) operating activities from continuing operations	149	(65)	(87)

Net cash used in operating activities from discontinued operations	(270)	(398)	(530)

Net cash used in operating activities	(121)	(463)	(617)

Cash flows from investing activities:
Purchases of available-for-sale financial assets	(497)	—	—
Proceeds from sales of available-for-sale financial assets	80	10	13
Proceeds from sales of businesses and interests in subsidiaries	36	4	5
Business acquisitions, net of cash acquired	(321)	13	17
Purchases of intangible assets, and other assets	(26)	(22)	(29)
Purchases of property, plant and equipment	(170)	(69)	(92)
Proceeds from sales of property, plant and equipment, and other assets	4	95	127

Net cash (used in) provided by investing activities from continuing operations	(894)	31	41

Net cash provided by (used in) investing activities from discontinued operations	(127)	21	28

Net cash used in investing activities	(1,021)	52	69

Cash flows from financing activities:
Net change in short-term debt	(68)	13	17
Net change in related party financial receivables and payables	(8)	(1)	(1)
Proceeds from issuance of long-term debt	107	1	1
Principal repayments of long-term debt	(52)	(182)	(241)
Dividend payments to minority interests	(76)	(6)	(8)
Capital contribution	—	(5)	(7)

Net cash used in financing activities from continuing operations	(97)	(180)	(239)

Net cash provided by (used in) financing activities from discontinued operations	200	(40)	(53)

Net cash provided by (used in) financing activities	103	(220)	(292)

Net decrease in cash and cash equivalents	(1,039)	(631)	(840)
Effect of foreign exchange rate changes on cash and cash equivalents	(14)	(7)	(9)
Cash and cash equivalents at beginning of period	1,809	1,170	1,557
Cash and cash equivalents at end of period	756	532	708
Less: Cash and cash equivalents at end of period from discontinued operations	529	—	—

Cash and cash equivalents at end of period from continuing operations	227	532	708

See accompanying notes to the unaudited condensed consolidated financial statements.

Infineon Technologies AG and Subsidiaries
Notes to the Condensed Consolidated Financial Statements
Condensed Consolidated Changes in Equity (Unaudited)
For the six months ended March 31, 2008 and 2009
(in millions of euro, except for share data)

					Foreign	Unrealized	Unrealized	Total equity
	Issued		Additional		currency	gain (loss)	gain (loss) on	attributable to
	Ordinary shares		paid-in	Accumulated	translation	on	cash flow	shareholders of	Minority	Total
	Shares	Amount	capital	deficit	adjustment	securities	hedge	Infineon AG	interests	equity
Balance as of October 1, 2007	749,728,635	1,499	6,002	(2,328)	(106)	(6)	(17)	5,044	960	6,004

Total income and expense recognized in equity	—	—	—	(1,932)	(87)	(9)	25	(2,003)	(576)	(2,579)

Issuance of ordinary shares:
Exercise of stock options	13,450	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	4	—	—	—	—	4	—	4
Other changes in equity		—	—	—	—	—	—	—	(76)	(76)

Balance as of March 31, 2008	749,742,085	1,499	6,006	(4,260)	(193)	(15)	8	3,045	308	3,353

Balance as of October 1, 2008	749,742,085	1,499	6,008	(5,252)	(142)	(3)	(19)	2,091	70	2,161

Total income and expense recognized in equity	—	—	—	(613)	157	2	10	(444)	(10)	(454)

Share-based compensation	—	—	2	—	—	—	—	2	—	2
Other changes in equity	—	—	(1)	—	—	—	—	(1)	(5)	(6)

Balance as of March 31, 2009	749,742,085	1,499	6,009	(5,865)	15	(1)	(9)	1,648	55	1,703

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

1.  Basis of Presentation

The accompanying condensed consolidated financial statements of Infineon Technologies AG and its subsidiaries (“Infineon” or the “Company”) as of and for the three and six months ended March 31, 2008 and 2009, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and its interpretations issued by the International Accounting Standards Board (“IASB”), as adopted by the European Union (“EU”). The accompanying condensed consolidated financial statements also comply with IFRS as issued by the IASB. The accompanying condensed consolidated financial statements have been prepared in compliance with IAS 34 “Interim financial reporting”. Accordingly, certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted. In addition, although the condensed consolidated balance sheet as of September 30, 2008 was derived from audited financial statements, it does not include all disclosures required by IFRS. The accompanying condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements prepared in accordance with IFRS, as adopted by the EU as of and for the period ended September 30, 2008. The accounting policies applied in preparing the accompanying condensed consolidated financial statements are consistent with those for the year ended September 30, 2008 (see note 2).

In the opinion of management, the accompanying condensed consolidated financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full fiscal year.

The preparation of the accompanying condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.

All amounts herein are shown in Euro (or “€”) except where otherwise stated. The accompanying condensed consolidated balance sheet as of March 31, 2009, and the condensed consolidated statements of operations for the three and six months then ended, and the condensed consolidated statements of income and expense recognized in equity for the six months then ended, as well as the condensed consolidated statement of cash flows for the six months then ended are also presented in U.S. dollars (“$”), solely for the convenience of the reader, at the rate of €1 = $1.3308, the European Central Bank reference rate on March 31, 2009.

Certain amounts in the prior period condensed consolidated financial statements and notes have been reclassified to conform to the current period presentation. Effective October 1, 2008, the Company reorganized its core business into five operating segments: Automotive, Industrial & Multimarket, Chip Card & Security, Wireless Solutions, and Wireline Communications.

2.	Standards and Interpretations Issued but Not Yet Adopted

In September 2007, the IASB issued an amendment to IAS 1, “Presentation of Financial Statements”. The revision is aimed at improving users’ ability to analyze and compare the information given in financial statements. IAS 1 sets overall requirements for the presentation of financial statements, guidelines for their structure and minimum requirements for their content. The revised IAS 1 resulted in consequential amendments to other statements and interpretations. The revision of IAS 1 will be effective for the Company for the fiscal year beginning October 1, 2009, with early adoption permitted. The EU has endorsed the amendment to IAS 1. The Company is currently evaluating the potential effects of IAS 1.

In January 2008, the IASB published the amended standards IFRS 3, “Business Combinations”, (“IFRS 3 (2008)”) and IAS 27, “Consolidated and Separate Financial Statements” (“IAS 27 (2008)”). Neither standard has been endorsed by the EU yet.

IFRS 3 (2008) reconsiders the application of acquisition accounting for business combinations. Major changes relate to the measurement of non-controlling interests, the accounting for business combinations achieved in stages as well as the treatment of contingent consideration and acquisition-related costs. Based on the new standard, non-controlling interests may be measured at their fair value (full-goodwill-

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

methodology) or at the proportional fair value of assets acquired and liabilities assumed. In business combinations achieved in stages, any previously held equity interest in the acquiree is remeasured to its acquisition date fair value. Any changes to contingent consideration classified as a liability at the acquisition date are recognized in profit and loss. Acquisition-related costs are expensed in the period incurred.

Major changes in relation to IAS 27 (2008) relate to the accounting for transactions which do not result in a change of control as well as for those leading to a loss of control. If there is no loss of control, transactions with non-controlling interests are accounted for as equity transactions not affecting profit and loss. At the date control is lost, any retained equity interests are remeasured to fair value. Based on the amended standard, non-controlling interests may show a deficit balance since both profits and losses are allocated to the shareholders based on their equity interests.

The amended standards are effective for business combinations for the Company for the fiscal year beginning October 1, 2009. The Company is currently evaluating the potential effects of IFRS 3 (2008) and IAS 27 (2008).

3.	Acquisitions

On July 31, 2007, the Company acquired Texas Instruments Inc.’s (“TI”) DSL Customer Premises Equipment (“CPE”) business for cash consideration of €45 million. The purchase price was subject to an upward or downward contingent consideration adjustment of up to $16 million, based on negotiated revenue targets of the CPE business. Due to the failure to achieve the negotiated revenue targets of the CPE business during the nine months following the acquisition date, the cash consideration has been adjusted downward by an amount of €13 million, and the amount of €13 million was reimbursed by TI. Accordingly, the Company allocated the adjustment of the purchase price to goodwill.

On October 24, 2007, the Company completed the acquisition of the mobility products business of LSI Corporation (“LSI”) for cash consideration of €316 million ($450 million) plus transaction costs. As part of the acquisition, an amount of €14 million was allocated to purchased in-process research and development based on discounted estimated future cash flows over the respective estimated useful life. During the three months ended December 31, 2007, this amount was expensed as other operating expense, because there was no future economic benefit from its use or disposal. The purchase price was subject to a contingent performance-based payment of up to $50 million based on the relevant revenues in the measurement period following the completion of the transaction and ending December 31, 2008. Due to the lower revenues during the measurement period, no performance-based payment has been paid.

On April 28, 2008, the Company acquired Primarion Inc., Torrance, California (“Primarion”) for cash consideration of €32 million ($50 million) plus a contingent performance-based payment of up to $30 million. The assets acquired and liabilities assumed were recorded at their estimated fair values as of the date of acquisition. As a result of a lawsuit filed against Primarion subsequent to the acquisition, the Company reassessed the estimated fair value of the liabilities assumed. The adjustment resulted in a decrease of the net assets acquired by €4 million with a corresponding increase in goodwill.

4.  Divestitures and Discontinued Operations

High Power Bipolar Business

On September 28, 2007, the Company entered into a joint venture agreement with Siemens AG (“Siemens”). Effective September 30, 2007, the Company contributed all assets and liabilities of its high power bipolar business (including licenses, patents, and front-end and back-end production assets) to a newly formed legal entity called Infineon Technologies Bipolar GmbH & Co. KG (“Bipolar”) and Siemens subsequently acquired a 40 percent interest in Bipolar for €37 million. The transaction received regulatory approval and subsequently closed on November 30, 2007. As a result of the sale, the Company realized a gain before tax of €32 million which was recorded in other operating income during the fiscal year ended September 30, 2008. The joint venture agreement grants Siemens certain contractual participating rights which inhibit the Company from exercising control over Bipolar. Accordingly, the Company accounts for the retained interest in Bipolar under the equity method of accounting.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

Qimonda

During the 2008 fiscal year, the Company committed to a plan to dispose of Qimonda. As a consequence, the assets and liabilities of Qimonda have been reclassified as held for disposal in the condensed consolidated balance sheet as of September 30, 2008. The results of Qimonda are reported as discontinued operations in the Company’s condensed consolidated statements of operations for all periods presented. In addition, the Company recorded after tax write-downs totaling €1,475 million during the 2008 fiscal year. Pursuant to IFRS 5, “Non- current Assets Held for Sale and Discontinued Operations”, the recognition of depreciation and amortization expense and impairments of long-lived asset recorded by Qimonda ceased as March 31, 2008.

On January 23, 2009, Qimonda and its wholly owned subsidiary Qimonda Dresden GmbH & Co. oHG filed an application at the Munich Local Court to commence insolvency proceedings. As a result of this application, the Company deconsolidated Qimonda in accordance with IAS 27 “Consolidated and Separate Financial Statements” during the second quarter of the 2009 fiscal year. On April 1, 2009, the insolvency proceedings formally opened.

The results presented for Qimonda until deconsolidation are based on preliminary results provided by Qimonda prior to the filing by Qimonda and Qimonda Dresden GmbH & Co. oHG for insolvency protection in the Munich Local Court on January 23, 2009, and were prepared on a going concern basis. Liquidation basis financial statements that would be required when the going concern assumption is not assured are not available from Qimonda. There can be no assurance that individually the assets and liabilities held for disposal would not be materially different if presented on a liquidation basis; however, as the net assets of Qimonda that are held for disposal are valued at the fair value less costs to sell, the net value presented in these condensed consolidated financial statements would not be impacted.

As a result of the deconsolidation, the Company recognized accumulated losses related to unrecognized currency translation effects related to Qimonda which are recorded in the Company’s shareholders’ equity in an amount of €100 million. The recognition of these accumulated losses has no impact on Infineon’s shareholders’ equity. As a result of the deconsolidation, the Company accounted for the retained interest in Qimonda of 77.5 percent as a financial asset, classified as an asset held for disposal.

Loss from discontinued operations, net of income taxes, for the six months ended March 31, 2008, includes the results of Qimonda and the recorded after tax write-downs totaling €1,442 million, in order to remeasure Qimonda to its estimated fair value less costs to sell as of March 31, 2008. Loss from discontinued operations, net of income taxes recognized during the six months ended March 31, 2009, includes the realization of currency translation effects, not included in the disposal group, from Qimonda’s sale of its interest in Inotera Memories Inc. (“Inotera”) to Micron Technology, Inc. (“Micron”) of €88 million, the realization of accumulated losses related to unrecognized currency translation effects related to the deconsolidation of Qimonda in an amount of €100 million, and provisions and allowances of €203 million in connection with Qimonda’s insolvency. While these amounts relate to the Qimonda business they are not included in the assets and liabilities classified as held for disposal. The operating losses of Qimonda until deconsolidation, exclusive of depreciation, amortization and impairment of long-lived assets, in the first quarter of the 2009 fiscal year were offset by a partial reversal of €460 million of the write-downs recorded in the 2008 fiscal year to reduce the net assets of Qimonda to fair value less costs to sell. Such reversal was recorded due to the fact that Infineon has neither the obligation nor the intention to provide additional equity capital to fund the operating losses of Qimonda.

The commencement of insolvency proceedings by Qimonda exposed Infineon to potential liabilities and allowances arising in connection with the Qimonda business. Potential liabilities in connection with Qimonda’s insolvency filing include, among others, pending antitrust and securities law claims, potential claims for repayment of governmental subsidies received, and employee-related contingencies. The Company recorded additional provisions and allowances of €195 million as of December 31, 2008 in this regard. In the three months ended March 31, 2009, the Company adjusted its initial recorded provisions and allowances by an additional €8 million. The recorded additional provisions and allowances as of March 31, 2009, relate to those issues which management believes are probable of occurring and can be estimated with reasonable accuracy at this time. These additional provisions and allowances were recognized in loss from discontinued operations, net of income taxes in the three and six months ended

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

March 31, 2009. There can be no assurance that such provisions and allowances recorded will be sufficient to cover all liabilities that may ultimately be incurred in relation to these matters.

The results of Qimonda presented in the condensed consolidated statements of operations as discontinued operations consist of the following components:

	Three months ended		Six months ended
	March 31,		March 31,
	2008	2009(1)	2008	2009(1)
	(€ in millions)

Revenue	412	—	925	314
Costs and expenses	(932)	—	(2,014)	(867)
Reversal (write-down) of measurement to fair value less costs to sell	(1,442)	—	(1,442)	460
Expenses resulting from Qimonda’s application to open insolvency proceedings	—	(8)	—	(203)
Losses resulting from the realization from accumulated losses related to unrecognized currency translation effects upon deconsolidation	—	(100)	—	(100)

Loss from discontinued operations, before income taxes	(1,962)	(108)	(2,531)	(396)

Income tax expense	(4)	—	(12)	—

Loss from discontinued operations, net of income taxes	(1,966)	(108)	(2,543)	(396)

(1)	No further information concerning Qimonda’s condensed consolidated statements of operations has been available for the period from January 1, 2009 to January 23, 2009, the date of the application to commence insolvency proceedings. Such information, however, would not have any impact on the Company’s condensed consolidated financial statements of operations.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

Assets and liabilities held for disposal as of September 30, 2008, are primarily composed of the book values of Qimonda’s assets and liabilities. At September 30, 2008, and March 31, 2009, the carrying amounts of the major classes of assets and liabilities classified as held for disposal were as follows:

	September 30,	March 31,
	2008	2009
	(€ in millions)

Cash and cash equivalents	421	—
Trade accounts receivable, net	255	—
Inventories	289	3
Other current assets	376	—
Property, plant and equipment, net	2,059	3
Goodwill and other intangibles	76	—
Investments accounted for using the equity method	14	—
Deferred tax assets	59	—
Other assets	55	—

Subtotal	3,604	6

Write-down	(1,475)	—

Total assets classified as held for disposal	2,129	6

Short-term debt and current maturities of long-term debt	346	—
Trade accounts payable	592	—
Current provisions	220	—
Other current liabilities	300	—
Long-term debt	427	—
Pension plans and similar commitments	22	—
Deferred tax liabilities	16	—
Long-term provisions	25	—
Other liabilities	175	—

Total liabilities associated with assets held for disposal	2,123	—

Amounts recognized directly in equity relating to assets and liabilities classified as held for disposal	(158)	—

SensoNor Business

During the 2003 fiscal year the Company acquired SensoNor AS (“SensoNor”) for total cash consideration of €34 million. SensoNor develops, produces and markets tire pressure and acceleration sensors. On March 4, 2009, the Company sold the business, including property, plant and equipment, inventories, and pension liabilities, and transferred employees to a newly formed company called SensoNor Technologies AS for cash consideration of €4 million and 1 share. In addition, the Company granted a license for intellectual property and entered into a supply agreement through December 2011. The total consideration received was allocated to the elements of the transaction on a relative fair value basis. As a result, the Company realized losses before tax of €16 million which was recorded in other operating expense, including a provision of €8 million which will be recognized over the term of the supply agreement. The Company has business agreements with the new company to ensure a continued supply of the components to the Company’s tire pressure monitoring systems while the Company transfers production to its Villach site.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

5.	Restructuring

To address rising risks in the current market environment, adverse currency trends and below benchmark margins, the Company implemented the IFX10+ cost-reduction program in the third quarter of the 2008 fiscal year. The IFX10+ program includes measured target areas including product portfolio management, manufacturing costs reduction, value chain optimization, process efficiency, reorganization of the Company’s structure along its target markets, and reductions in workforce. Approximately 10 percent of Infineon worldwide workforce is expected to be impacted by IFX10+. During the first quarter of the 2009 fiscal year, and in light of continuing adverse developments in general economic conditions and in the industry, the Company identified significant further cost savings in addition to those originally anticipated.

During the six months ended March 31, 2008 and 2009, charges of €9 million and €6 million, respectively, were recognized.

The development of the restructuring liability during the six months ended March 31, 2009, was as follows:

				March 31,
	September 30, 2008	Restructuring		2009
	Liability	Charges, net	Payments	Liability
	(€ in millions)

Employee terminations	179	6	(85)	100
Other exit costs	10	—	(9)	1

Total	189	6	(94)	101

6.	Financial Income

The amount of financial income is as follows for the three and six months ended March 31, 2008 and 2009, respectively:

	Three months ended		Six months ended
	March 31,		March 31,
	2008	2009	2008	2009
	(€ in millions)

Interest income	13	17	28	66
Valuation changes and gains on sales	—	—	3	—
Other financial income	—	4	—	15

Total	13	21	31	81

Interest income for the three and six months ended March 31, 2009, includes a net gain before tax of €12 million and €48 million, respectively, as a result of the repurchased notional amounts of the subordinated exchangeable notes due 2010 and convertible subordinated notes due 2010 (see note 13).

7.	Financial Expense

The amount of financial expense is as follows for the three and six months ended March 31, 2008 and 2009, respectively:

	Three months ended		Six months ended
	March 31,		March 31,
	2008	2009	2008	2009
	(€ in millions)

Interest expense	38	29	74	64
Valuation changes and losses on sales	10	3	13	24
Other financial expense	—	—	1	—

Total	48	32	88	88

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

8.	Income Taxes

Income (loss) from continuing operations before income taxes and income tax expense (benefit) are as follows:

	Three months ended		Six months ended
	March 31,		March 31,
	2008	2009	2008	2009
	(€ in millions, except percentages)

Income (loss) from continuing operations before income taxes	22	(152)	82	(264)
Income tax expense (benefit)	11	(2)	23	2
Effective tax rate	47%	1%	28%	—

In the three and six months ended March 31, 2008 and 2009, the tax expense of the Company is affected by lower foreign tax rates, tax credits and the need for valuation allowances on deferred tax assets in certain jurisdictions.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

9.	Earnings (Loss) Per Share

Basic earnings (loss) per share (“EPS”) is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is calculated by dividing net income by the sum of the weighted average number of ordinary shares outstanding plus all additional ordinary shares that would have been outstanding if potentially dilutive instruments or ordinary share equivalents had been issued.

The computation of basic and diluted EPS is as follows:

	Three months ended		Six months ended
	March 31,		March 31,
	2008	2009	2008	2009

Numerator (€ in millions):
Income (loss) from continuing operations	11	(150)	59	(266)
Less: Portion attributable to minority interests	(6)	(1)	(17)	1

Income (loss) from continuing operations attributable to shareholders of Infineon Technologies AG	5	(151)	42	(265)

Loss from discontinued operations, net of income taxes	(1,966)	(108)	(2,543)	(396)
Less: Portion attributable to minority interests	438	20	569	48

Loss from discontinued operations, net of income taxes attributable to shareholders of Infineon Technologies AG	(1,528)	(88)	(1,974)	(348)

Net loss attributable to shareholders of Infineon Technologies AG	(1,523)	(239)	(1,932)	(613)

Denominator (shares in millions):

Weighted-average shares outstanding — basic and diluted	749.7	749.7	749.7	749.7

Basic and diluted income (loss) per share (in €)(1):
Income (loss) from continuing operations attributable to shareholders of Infineon Technologies AG	0.01	(0.20)	0.06	(0.36)
Loss from discontinued operations, net of tax attributable to shareholders of Infineon Technologies AG	(2.04)	(0.12)	(2.64)	(0.46)

Net loss attributable to shareholders of Infineon Technologies AG	(2.03)	(0.32)	(2.58)	(0.82)

(1)	Quarterly earnings (loss) per share may not add up to year-to-date earnings (loss) per share due to rounding.

The weighted average of potentially dilutive instruments that were excluded from the diluted earnings (loss) per share computations, because the exercise price was greater than the average market price of the ordinary shares during the period or were otherwise not dilutive, includes 34.9 million and 25.9 million shares underlying employee stock options for the three months ended March 31, 2008 and 2009, respectively, and 36.4 million and 28.4 million shares underlying employee stock options for the six months ended March 31, 2008 and 2009, respectively. Additionally, 68.4 million and 56.5 million ordinary shares issuable upon conversion of outstanding convertible subordinated notes during the three months ended March 31, 2008 and 2009, respectively, and 68.4 million and 57.4 million ordinary shares issuable upon conversion of outstanding convertible subordinated notes during the six months ended March 31, 2008 and 2009, respectively, were not included in the computation of diluted earnings (loss) per share as their impact was not dilutive.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

10.	Trade and Other Receivables, net

Trade accounts and other receivables consist of the following:

	September 30,	March 31,
	2008	2009
	(€ in millions)

Third party — trade	590	481
Associated and Related Companies	28	4

Trade accounts receivable, gross	618	485

Allowance for doubtful accounts	(29)	(64)

Trade accounts receivable, net	589	421

Grants receivable	28	28
License fees receivable	10	5
Third party — financial and other receivables	17	31
Receivables from German bank’s deposit protection fund	121	26
Associated and related companies financial and other receivables	22	1
Employee receivables	8	2
Other receivables	4	4

Subtotal	799	518

In February 2009, the Company received a partial payment of €95 million from the amounts classified as “Receivables from German bank’s deposit protection fund”. The remainder is expected to be paid in the 2009 fiscal year.

11.	Inventories

Inventories consist of the following:

	September 30,	March 31,
	2008	2009
	(€ in millions)

Raw materials and supplies	59	58
Work-in-process	372	293
Finished goods	234	192

Total inventories	665	543

12.	Trade and Other Payables

Trade and other payables consist of the following:

	September 30,	March 31,
	2008	2009
	(€ in millions)

Third party — trade	473	276
Related parties — trade	15	17

Trade payables	488	293

Related parties — financial and other payables	6	4
Other	12	5

Total	506	302

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

13.	Debt

Debt consists of the following:

	September 30,	March 31,
	2008	2009
	(€ in millions)

Short-term debt:
Loans payable to banks, weighted average rate 2.65%	139	117
Current portion of long-term debt	68	53

Total short-term debt and current maturities	207	170

Long-term debt:
Exchangeable subordinated notes, 1.375%, due 2010	193	79
Convertible subordinated notes, 5.0%, due 2010	531	530
Loans payable to banks:
Unsecured term loans, weighted average rate 3.02%, due 2010 — 2013	217	185
Secured term loans, weighted average rate 2.45%, due 2010	2	1
Notes payable to governmental entity, due 2010	20	21

Total long-term debt	963	816

During the three and six months ended March 31, 2009, the Company repurchased notional amounts of €35 million and €130 million of its exchangeable subordinated notes due 2010 and during the six months ended March 31, 2009, €22 million of its convertible subordinated notes due 2010. The transactions resulted in net gains of €12 million and €48 million before tax, which was recognized in interest income during the three and six months ended March 31, 2009, respectively. The repurchases were made out of available cash.

Concurrently with the issuance of $248 million in convertible notes due 2013 by Qimonda (as guarantor) through its subsidiary Qimonda Finance LLC (as issuer) on February 12, 2008, Infineon loaned Credit Suisse International 20.7 million Qimonda American Depositary Shares ancillary to the placement of the convertible notes, which remained outstanding as of March 31, 2009.

The Company has established independent financing arrangements with several financial institutions, in the form of both short- and long-term credit facilities, which are available for anticipated funding purposes, as follows:

	Nature of Financial		As of March 31, 2009
	Institution	Purpose/	Aggregate
Term	Commitment	intended use	facility	Drawn	Available
			(€ in millions)

Short-term	firm commitment	working capital, guarantees	508	117	391
Short-term	no firm commitment	working capital, cash management	145	—	145
Long-term(1)	firm commitment	project finance	260	260	—

Total			913	377	536

(1)	Including current maturities.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

14.	Share-based Compensation

A summary of the status of the Infineon stock option plans as of March 31, 2009, and changes during the six months then ended is presented below (options in millions, exercise prices in Euro, intrinsic value in millions of Euro):

		Weighted-	Weighted-
		average	average	Aggregated
	Number of	exercise	remaining life	Intrinsic
	options	price	(in years)	Value

Outstanding at September 30, 2008	33.2	12.30	2.28	—
Granted	—	—
Exercised	—	—
Forfeited and expired	(8.2)	18.99

Outstanding at March 31, 2009	25.0	10.07	2.23	—

Vested and expected to vest, net of estimated forfeitures at March 31, 2009	24.6	10.06	2.20	—
Exercisable at March 31, 2009	21.3	9.89	1.96	—

Options with an aggregate fair value of €26 million and €10 million vested during the six months ended March 31, 2008 and 2009, respectively. Options with a total intrinsic value of €0 were exercised during the six months ended March 31, 2008 and 2009.

Changes in the Company’s unvested options during the six months ended March 31, 2009, are summarized as follows (options in millions, fair values in Euro, intrinsic value in millions of Euro):

		Weighted-	Weighted-
		average	average	Aggregated
	Number of	grant date	remaining life	Intrinsic
	options	fair value	(in years)	Value

Unvested at September 30, 2008	6.7	2.96	4.05	—
Granted	—	—
Vested	(2.9)	3.54
Forfeited	(0.1)	3.05

Unvested at March 31, 2009	3.7	2.49	3.79	—

Unvested options expected to vest	3.3	2.48	3.79	—

As of March 31, 2009, there was a total of €2 million in unrecognized compensation expense related to unvested stock options of Infineon, which is expected to be recognized over a weighted-average period of 0.79 years.

Share-Based Compensation Expense

Share-based compensation expense was allocated as follows:

	Three months ended		Six months ended
	March 31,		March 31,
	2008	2009	2008	2009
	(€ in millions)

Compensation expense recognized:
Cost of goods sold	—	—	—	—
Selling, general and administrative expenses	1	1	2	1
Research and development expenses	—	—	1	—

Total share-based compensation expense	1	1	3	1

Share-based compensation effect on basic and diluted loss per share in €	—	—	—	—

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

No cash has been received from stock option exercises during the six months ended March 31, 2008 and 2009. The amount of share-based compensation expense which was capitalized and remained in inventories for the six months ended March 31, 2008 and 2009, was immaterial. Share-based compensation expense does not reflect any income tax benefits, since stock options are granted in tax jurisdictions where the expense is not deductible for tax purposes.

15.	Equity

The changes in other components of equity for the six months ended March 31, 2008 and 2009, are as follows:

	2008			2009
	Pretax	Tax Effect	Net	Pretax	Tax Effect	Net
	(€ in millions)

Unrealized (losses) gains on securities:
Unrealized holding (losses) gains	(9)	—	(9)	2	—	2
Reclassification adjustment for losses (gains) included in net income or loss	—	—	—	—	—	—

Net unrealized (losses) gains	(9)	—	(9)	2	—	2

Unrealized gains on cash flow hedges	25	—	25	10	—	10
Foreign currency translation adjustment	(87)	—	(87)	157	—	157

Other components of equity	(71)	—	(71)	169	—	169

16.	Related Parties

The Company has transactions in the normal course of business with Equity Method Investments and related persons such as Management and Supervisory Board members (collectively, “Related Parties”). The Company purchases certain of its raw materials, especially chipsets, from, and sells certain of its products to, Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing costs plus a mark-up.

Related Party receivables consist primarily of trade, financial, and other receivables from Equity Method Investments and related companies, and totaled €78 million and €7 million as of September 30, 2008 and March 31, 2009, respectively.

Related Party payables consist primarily of trade, financial, and other payables from Equity Method Investments, and totaled €21 million and €21 million as of September 30, 2008 and March 31, 2009, respectively.

Related Party receivables and payables as of September 30, 2008 and March 31, 2009, have been segregated first between amounts owed by or to companies in which the Company has an ownership interest, and second based on the underlying nature of the transactions. Trade receivables and payables include amounts for the purchase and sale of products and services. Financial and other receivables and payables represent amounts owed relating to loans and advances and accrue interest at interbank rates.

In the three months ended March 31, 2008 and 2009, sales to Related Parties totaled €(1) million and €1 million, respectively, whereas purchases from Related Parties totaled €154 million and €19 million, respectively. In the six months ended March 31, 2008 and 2009, sales to Related Parties totaled €0 million and €2 million, respectively, whereas purchases from Related Parties totaled €269 million and €59 million, respectively.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

17.	Pension Plans

Information with respect to the Company’s pension plans is presented for German (“Domestic”) plans and non-German (“Foreign”) plans.

The components of net periodic pension cost are as follows:

	Three months ended		Three months ended
	March 31, 2008		March 31, 2009
	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans
	(€ in millions)

Service cost	(4)	(1)	(3)	(1)
Interest cost	(5)	(1)	(4)	(1)
Expected return on plan assets	6	1	5	—
Curtailment gain recognized	—	—	1	—

Net periodic pension cost	(3)	(1)	(1)	(2)

	Six months ended		Six months ended
	March 31, 2008		March 31, 2009
	Domestic	Foreign	Domestic	Foreign
	plans	plans	plans	plans
	(€ in millions)

Service cost	(8)	(2)	(5)	(2)
Interest cost	(10)	(2)	(9)	(2)
Expected return on plan assets	11	2	10	1
Curtailment gain recognized	—	—	2	—

Net periodic pension cost	(7)	(2)	(2)	(3)

18.	Additional Disclosure on Financial Instruments

The Company periodically enters into derivatives, including foreign currency forward and option contracts as well as interest rate swap agreements. The objective of these transactions is to reduce the impact of interest rate and exchange rate fluctuations on the Company’s foreign currency denominated net future cash flows. The Company does not enter into derivatives for trading or speculative purposes. Gains and losses on derivative financial instruments are included in determining net loss, with those related to operations included primarily in cost of goods sold, and those related to financial activities included in other non-operating income (expense).

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

The Euro equivalent notional amounts in millions and fair values of the Company’s derivative instruments are as follows:

	September 30, 2008		March 31, 2009
	Notional		Notional
	amount	Fair value	amount	Fair value
	(€ in millions)

Forward contracts sold:
U.S. dollar	213	(5)	265	7
Japanese yen	5	—	14	—
Singapore dollar	10	—	—	—
Malaysian ringgit	3	—	1	—
Norwegian krone	—	—	2	—
Forward contracts purchased:
U.S. dollar	157	(4)	96	(1)
Japanese yen	1	—	15	—
Singapore dollar	29	—	22	—
Great Britain pound	9	—	3	—
Malaysian ringgit	52	—	35	(1)
Norwegian krone	2	—	2	—
Currency Options sold:
U.S. dollar	177	(5)	—	—
Currency Options purchased:
U.S. dollar	163	1	—	—
Interest rate swaps	500	(1)	500	28
Other	77	(1)	78	(21)

Fair value, net		(15)		12

At September 30, 2008 and March 31, 2009, all derivative financial instruments are recorded at fair value. Foreign exchange gains (losses), net included gains of €1 million and €4 million for the three months ended March 31, 2008 and 2009, respectively, related to gains from foreign exchange transactions. Foreign exchange gains (losses), net included losses of €3 million and €29 million for the six months ended March 31, 2008 and 2009, respectively, related to losses from foreign exchange transactions on operating business and on hedging transactions.

The Company enters into derivative instruments, primarily foreign exchange forward contracts, to hedge significant anticipated U.S. dollar cash flows from operations. During the six months ended March 31, 2009, the Company designated as cash flow hedges certain foreign exchange forward contracts and foreign exchange options related to highly probable forecasted sales denominated in U.S. dollars. The Company did not record any ineffectiveness for these hedges for the six months ended March 31, 2009. However, it excluded differences between spot and forward rates and the time value from the assessment of hedge effectiveness and included this component of financial instruments’ gain or loss as part of cost of goods sold. It is estimated that €4 million of the net gains recognized directly in other components of equity as of March 31, 2009, will be reclassified into earnings during the 2009 fiscal year. All foreign exchange derivatives designated as cash flow hedges held as of March 31, 2009, have maturities of six months or less. Foreign exchange derivatives entered into by the Company to offset exposure to anticipated cash flows that do not meet the requirements for applying hedge accounting are marked to market at each reporting period with unrealized gains and losses recognized in earnings. For the six months ended March 31, 2008 and 2009, no gains or losses were reclassified from other components of equity as a result of the discontinuance of foreign currency cash flow hedges resulting from a determination that it was probable that the original forecasted transaction would not occur.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

19.	Commitments and Contingencies

Litigation and Investigations

In September 2004, the Company entered into a plea agreement with the Antitrust Division of the U.S. Department of Justice (“DOJ”) in connection with its investigation into alleged antitrust violations in the DRAM industry. Pursuant to this plea agreement, the Company agreed to plead guilty to a single count of conspiring with other unspecified DRAM manufacturers to fix the prices of DRAM products between July 1, 1999 and June 15, 2002, and to pay a fine of $160 million. The fine plus accrued interest is being paid in equal annual installments through 2009. The Company has a continuing obligation to cooperate with the DOJ in its ongoing investigation of other participants in the DRAM industry. The price-fixing charges related to DRAM sales to six Original Equipment Manufacturer (“OEM”) customers that manufacture computers and servers. The Company has entered into settlement agreements with five of these OEM customers and is considering the possibility of a settlement with the remaining OEM customer, which purchased only a very small volume of DRAM products from the Company. The Company has secured individual settlements with eight direct customers in addition to those OEM customers.

Subsequent to the commencement of the DOJ investigation, a number of putative class action lawsuits were filed against the Company, its U.S. subsidiary Infineon Technologies North America Corp. (“IF North America”) and other DRAM suppliers, alleging price-fixing in violation of the Sherman Act and seeking treble damages in unspecified amounts, costs, attorneys’ fees, and an injunction against the allegedly unlawful conduct. In September 2002, the Judicial Panel on Multi-District Litigation ordered that these federal cases be transferred to the U.S. District Court for the Northern District of California for coordinated or consolidated pre-trial proceedings as part of a Multi District Litigation (“MDL”). In September 2005, the Company and IF North America entered into a definitive settlement agreement with counsel for the class of direct U.S. purchasers of DRAM (granting an opportunity for individual class members to opt out of the settlement). In November 2006, court approved the settlement agreement and entered final judgment and dismissed the claims with prejudice.

In April 2006, Unisys Corporation (“Unisys”) filed a complaint against the Company and IF North America, among other DRAM suppliers, alleging state and federal claims for price-fixing and seeking recovery as both a direct and indirect purchaser of DRAM. The complaint was filed in the Northern District of California and has been related to the MDL proceeding described above. All defendants have filed joint motions for summary judgment and to exclude plaintiff’s principal expert in the Unisys case. On March 31, 2009, the court issued an order denying these motions with respect to a related case filed by Sun Microsystems against DRAM suppliers other than the Company and IF North America, but no ruling has yet been issued with respect to the Unisys case. On October 29, 2008 the Company and IF North America filed a motion to disqualify counsel for plaintiffs for Unisys Corporation, and the other “opt-out” plaintiffs (other than DRAM Claims Liquidation Trust) as described below. On December 18, 2008, the court issued an order disqualifying counsel for those plaintiffs from prosecuting those cases against the Company and IF North America, and ordered that new counsel be substituted. New counsel has been substituted. No trial date has been scheduled in the Unisys case.

In February and March 2007, four more cases were filed by All American Semiconductor, Inc., Edge Electronics, Inc., Jaco Electronics, Inc., and DRAM Claims Liquidation Trust, by its Trustee, Wells Fargo Bank, N.A. The All American Semiconductor complaint alleges claims for price-fixing under the Sherman Act. The Edge Electronics, Jaco Electronics and DRAM Claims Liquidation Trust complaints allege state and federal claims for price-fixing. All four cases were filed in the Northern District of California and have been related to the MDL described above. All defendants have filed joint motions for summary judgment and to exclude plaintiffs’ principal expert in all of these cases. On March 31, 2009, the court issued an order denying these motions with respect to a related case filed by Sun Microsystems against DRAM suppliers other than the Company and IF North America, but no ruling has yet been issued with respect to these opt-out cases. On December 18, 2008, the court issued an order disqualifying counsel for those plaintiffs (other than DRAM Claims Liquidation Trust), as described above. New counsel has been substituted.

Sixty-four additional cases were filed through October 2005 in numerous federal and state courts throughout the United States. Each of these state and federal cases (except for one relating to foreign purchasers, described below) purports to be on behalf of a class of individuals and entities who indirectly

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

purchased DRAM in the United States during specified time periods commencing in or after 1999 (the Indirect U.S. Purchaser Class). The complaints variously allege violations of the Sherman Act, California’s Cartwright Act, various other state laws, unfair competition law, and unjust enrichment and seek treble damages in generally unspecified amounts, restitution, costs, attorneys’ fees and injunctions against the allegedly unlawful conduct.

The foreign purchaser’s case referred to above was dismissed with prejudice and without leave to amend in March 2006; the plaintiffs appealed to the Ninth Circuit Court of Appeals. On August 14, 2008, the Ninth Circuit issued its decision affirming the dismissal of this action. 23 of the state and federal court cases were subsequently ordered transferred to the U.S. District Court for the Northern District of California for coordinated and consolidated pretrial proceedings as part of the MDL proceeding described above. 19 of the 23 transferred cases are currently pending in the MDL litigation. The pending California state cases were coordinated and transferred to San Francisco County Superior Court for pre-trial proceedings. The plaintiffs in the indirect purchaser cases outside California agreed to stay proceedings in those cases in favor of proceedings on the indirect purchaser cases pending as part of the MDL pre-trial proceedings.

On January 29, 2008, the district court in the MDL indirect purchaser proceedings entered an order granting in part and denying in part the defendants’ motion for judgment on the pleadings directed at several of the claims. Plaintiffs filed a Third Amended Complaint on February 27, 2008. On March 28, 2008, the court granted plaintiffs leave to immediately appeal its decision to the Court of Appeals for the Ninth Circuit. On June 26, 2008, the Ninth Circuit Court of Appeals issued an order agreeing to hear the appeal. Plaintiffs have agreed to a stay of further proceedings in the MDL indirect purchaser cases until the appeal is complete. Plaintiffs in various state court indirect purchaser actions outside of the MDL have moved to lift the stays that were previously in place. On March 3, 2009, the judge in the Arizona state court indirect purchaser action issued an order denying plaintiffs’ motion to lift the stay. A hearing on plaintiffs’ motion to lift the stay in the Minnesota state court indirect purchaser action will be held on May 6, 2009. Plaintiffs also moved to lift the stay in the Wisconsin state court indirect purchaser action, and the Company and IF North America, along with its codefendants, filed an opposition on April 13, 2009.

In July 2006, the New York state attorney general filed an action in the U.S. District Court for the Southern District of New York against the Company, IF North America and several other DRAM manufacturers on behalf of New York governmental entities and New York consumers who purchased products containing DRAM beginning in 1998. The plaintiffs allege violations of state and federal antitrust laws arising out of the same allegations of DRAM price-fixing and artificial price inflation practices discussed above, and seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other equitable relief. In October 2006, this action was made part of the MDL proceeding described above. In July 2006, the attorney generals of Alaska, Arizona, Arkansas, California, Colorado, Delaware, Florida, Hawaii, Idaho, Illinois, Iowa, Louisiana, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Nebraska, Nevada, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, South Carolina, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia and Wisconsin filed a lawsuit in the U.S. District Court for the Northern District of California against the Company, IF North America and several other DRAM manufacturers on behalf of governmental entities, consumers and businesses in each of those states who purchased products containing DRAM beginning in 1998. In September 2006, the complaint was amended to add claims by the attorneys general of Kentucky, Maine, New Hampshire, North Carolina, the Northern Mariana Islands and Rhode Island. This action is based on state and federal law claims relating to the same alleged anticompetitive practices in the sale of DRAM and plaintiffs seek recovery of actual and treble damages in unspecified amounts, penalties, costs (including attorneys’ fees) and injunctive and other relief. In October 2006, the Company joined the other defendants in filing motions to dismiss several of the claims alleged in these two actions. In August 2007, the court entered orders granting the motions in part and denying the motions in part. Amended complaints in both actions were filed on October 1, 2007. On April 15, 2008, the court issued two orders in the New York and multistate attorneys general cases on the defendants’ motions to dismiss. The order in the New York action denied the defendants’ motion to dismiss. The order in the multistate attorney generals case partly dismissed and partly granted the motion. On May 13, 2008, the Company answered the complaint by the State of New York and the multistate complaint. On September 15, 2008, the Company filed an amended answer to the multistate complaint. Between June 25, 2007 and December 31,

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

2008, the state attorneys general of eight states, Alaska, Delaware, Ohio, New Hampshire, Texas, Vermont, Kentucky and the Northern Mariana Islands filed requests for dismissal of their claims. Plaintiffs California and New Mexico filed a joint motion for class certification seeking to certify classes of all public entities within both states. On September 5, 2008, the Court entered an order denying both states’ motions for class certification. On September 15, 2008, the New York State Attorney General filed a motion for judgment on the pleadings regarding certain defendants’ affirmative defenses to New York’s amended complaint. On January 5, 2009, the court denied the New York State Attorney General’s motion for judgment on the pleadings, but in the alternative granted New York’s request to reopen discovery concerning certain of defendants’ affirmative defenses.

On October 3, 2008, approximately 95 California schools, political subdivisions and public agencies that were previously putative class members of the multistate attorney general complaint described above filed suit in California Superior Court against the Company, IF North America, and several other DRAM manufacturers alleging DRAM price-fixing and artificial price inflation in violation of California state antitrust and consumer protection laws arising out of the alleged practices described above. The plaintiffs seek recovery of actual and treble damages in unspecified amounts, restitution, costs (including attorneys’ fees) and injunctive and other equitable relief.

In April 2003, the Company received a request for information from the European Commission (the “Commission”) to enable the Commission to assess the compatibility with the Commission’s rules on competition of certain practices of which the Commission has become aware in the European market for DRAM products. On December 5, 2008, the Company received a request for information from the Commission regarding DRAM turnover data for its 2001 fiscal year. In January 2009, the European Commission indicated that it will open formal proceedings against the Company and other DRAM producers in connection with its request for information regarding DRAM turnover data for the Company’s 2001 fiscal year. The Commission invited the Company and the other producers that are parties to the proceedings to consider a settlement of the case. Infineon has agreed to participate in settlement proceedings. A settlement would result in a 10% reduction of any possible fine assessed by the Commission. The Commission has decided to include Siemens AG and IF North America in the proceedings, on the basis of the same charge as that against the Company. Qimonda is obligated to indemnify Infineon for any fines ultimately imposed by the Commission in connection with these proceedings. Due to Qimonda’s recent insolvency filing, however, it is unlikely that Qimonda will be able to indemnify Infineon against any such potential liabilities. Infineon may be obligated to indemnify Siemens AG in respect of any fines imposed by the Commission. In light of these recent developments, the Company increased the provision for such potential fines in the three months ended December 31, 2008. The exact amount of such potential fines cannot be predicted with certainty and, therefore, it is possible that any fine actually imposed on the Company by the Commission may be materially higher than the provision recorded. The Company is fully cooperating with the Commission in its investigation.

In May 2004, the Canadian Competition Bureau advised IF North America that it, its affiliates and present and past directors, officers and employees are among the targets of a formal inquiry into an alleged conspiracy to prevent or lessen competition unduly in the production, manufacture, sale or supply of DRAM, contrary to the Canadian Competition Act. No formal steps (such as subpoenas) have been taken by the Competition Bureau to date. The Company is fully cooperating with the Competition Bureau in its inquiry.

Between December 2004 and February 2005, two putative class proceedings were filed in the Canadian province of Quebec, and one was filed in each of Ontario and British Columbia against the Company, IF North America and other DRAM manufacturers on behalf of all direct and indirect purchasers resident in Canada who purchased DRAM or products containing DRAM between July 1999 and June 2002, seeking damages, investigation and administration costs, as well as interest and legal costs. Plaintiffs primarily allege conspiracy to unduly restrain competition and to illegally fix the price of DRAM.

Between September and November 2004, seven securities class action complaints were filed against the Company and current or former officers in U.S. federal district courts, later consolidated in the Northern District of California, on behalf of a putative class of purchasers of the Company’s publicly-traded securities who purchased them during the period from March 2000 to July 2004 (the “Securities Class Actions”). The consolidated amended complaint alleges violations of the U.S. securities laws

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

and asserts that the defendants made materially false and misleading public statements about the Company’s historical and projected financial results and competitive position because they did not disclose the Company’s alleged participation in DRAM price-fixing activities and that, by fixing the price of DRAM, defendants manipulated the price of the Company’s securities, thereby injuring its shareholders. The plaintiffs seek unspecified compensatory damages, interest, costs and attorneys’ fees. On January 25, 2008, the court entered into an order granting in part and denying in part the defendants’ motions to dismiss the Securities Class Action complaint. The court denied the motion to dismiss with respect to plaintiffs’ claims under §§ 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934 and dismissed the claim under § 20A of the act with prejudice. On August 13, 2008 the court denied a motion for summary judgment brought by the Company based on the statute of limitations. On August 25, 2008, the Company filed a motion for judgment on the pleadings, or in the alternative, motion to dismiss for lack of subject matter jurisdiction, against foreign purchasers, i.e., proposed class members who are neither residents nor citizens of the United States who bought securities of the Company on an exchange outside the United States. On August 25, 2008, plaintiffs filed a motion for class certification. On March 6, 2009, the court denied the Company’s motion to dismiss the claims asserted by the foreign purchasers, and granted plaintiffs’ motion to certify a class of persons who acquired the Company’s securities between March 13, 2000 and July 19, 2004, including foreign purchasers, who sold their securities after June 18, 2002. On March 19, 2009, the Company filed a petition with the Court of Appeals for the Ninth Circuit, requesting permission to immediately appeal the court’s March 6, 2009 order granting class certification; the Ninth Circuit granted the petition on April 29, 2009.

The Company’s directors’ and officers’ insurance carriers have denied coverage in the Securities Class Actions and the Company filed suit against the carriers in December 2005 and August 2006. The Company’s claims against one D&O insurance carrier were finally dismissed in May 2007. The claim against the other insurance carrier is still pending.

On October 31, 2007, Wi-LAN Inc. filed suit in the U.S. District Court for the Eastern District of Texas against Westell Technologies, Inc. and 16 other defendants, including the Company and IF North America. The complaint alleges infringement of three U.S. patents by certain wireless products compliant with the IEEE 802.11 standards and certain ADSL products compliant with the ITU G.992 standards, in each case supplied by certain of the defendants. On April 1, 2008, the Court granted the Company’s and other non-US defendant’s stipulated motion to dismiss without prejudice with respect to such non-US defendants. On July 29, 2008, the court scheduled the trial date for January 4, 2011 and the date for the “Markman-Hearing” on the construction of essential terms of the asserted patents for September 1, 2010 (see note 21).

In October 2007, CIF Licensing LLC, New Jersey, USA (“CIF”), a member of the General Electric Group, filed suit in the Civil Court of Düsseldorf, Germany against Deutsche Telekom AG (“DTAG”) alleging infringement of four European patents in Germany by certain CPE-modems and ADSL-systems (the “CIF Suit”). DTAG has given third-party notice to its suppliers — which include customers of Infineon — to the effect that a declaratory judgment of patent infringement would be legally binding on the suppliers. Since January 2008, various suppliers also gave their suppliers — including Infineon — third-party notice. On January 28, 2008, Infineon became a party in the suit on the side of DTAG. CIF then filed suit against Infineon alleging indirect infringement of one of the four European patents. DTAG, most of its suppliers and most of their suppliers have formed a joint defense group. Infineon is contractually obliged to indemnify and/or to pay damages to its customers upon different conditions and to different extents, depending on the terms of the specific contracts. By July 16, 2008, DTAG and all the parties who joined the CIF suit in Düsseldorf had filed their answer to the complaint. At the same time, DTAG, Ericsson AB, Texas Instruments Inc., Nokia Siemens Networks and the Company partly jointly and partly separately filed actions of invalidity before the Federal Patent Court in Munich with respect to all four patents. In March 2009, CIF filed its replies both with the Civil Court of Duesseldorf and the Federal Patent Court in Munich. DTAG and the parties who joined the lawsuit on the side of DTAG must respond by September 28, 2009 for Duesseldorf and by May 29, 2009, for Munich. Oral arguments at the Civil Court of Duesseldorf are scheduled for December 1, 2009 regarding the one surviving patent; the court hearing for the three expired patents have been suspended and no new schedules have been set with respect thereto. In October 2008, CIF also filed suit in the Civil Court of Düsseldorf, Germany against Arcor GmbH &Co KG, (“Arcor”), Hansenet Telekommunikation GmbH (“Hansenet”), United Internet AG (“United Internet”) (all

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

three, “New Defendants”) alleging infringement of the same four European patents. The New Defendants have partly given third-party notice to their suppliers. Alcatel has given Infineon third-party notice in the lawsuit against Arcor and AVM Computersysteme Vertriebs GmbH has given third-party notice in the lawsuit against United Internet.

On April 18, 2008, LSI filed a complaint with the U.S. International Trade Commission to investigate an alleged infringement by 18 parties of one LSI patent (the “ITC Case”). On June 6, 2008, LSI filed a motion to amend such complaint to add Qimonda and four other respondents to the investigation. In addition, LSI filed a lawsuit in the Eastern District of Texas on the same patent against all respondents in the ITC Case, including Qimonda. On June 20, 2008, the court in the Eastern District of Texas stayed the case while the ITC Case is pending. On October 17, 2008, Qimonda became a party to the ITC Case.

On October 21, 2008, the Company learned that the European Commission had commenced an investigation involving the Company’s Chip Card & Security business for alleged violations of antitrust laws. The investigation is in its very early stages, and the Company is assessing the facts and monitoring the situation carefully.

On November 12, 2008, Volterra Semiconductor Corporation filed suit against Primarion, Inc., the Company and IF North America in the U.S District Court for the Northern District of California for alleged infringement of five U.S. patents by certain products offered by Primarion. On December 18, 2008 the Company, IF North America and Primarion filed an answer to the complaint denying any infringement and filed a counterclaim against Volterra Semiconductor Corporation alleging fraud on the U.S. Patent and Trademark Office and certain antitrust violations. Primarion, the Company and IF North America also counterclaimed that the patents underlying Volterra’s patent infringement claims are invalid. In February and March 2009 IF North America filed requests for re-examination at the US Patent and Trademark Office for all 5 patents asserted by Volterra.

On November 25, 2008, the Company, Infineon Technologies Austria AG and IF North America filed suit in the U.S. District Court for the District of Delaware against Fairchild Semiconductor International, Inc. and Fairchild Semiconductor Corporation regarding (1) a complaint for patent infringement by certain products of Fairchild and (2) a complaint for declaratory judgment of non-infringement and invalidity of certain patents of Fairchild against the allegation of infringement of those patents by certain products of Infineon. Fairchild has filed a counterclaim in Delaware for a declaratory judgment on (1) infringement by Infineon of those patents which are subject of Infineon’s complaint for declaratory judgment and (2) non-infringement and invalidity of those patents which are the subject of Infineon’s complaint for infringement. Fairchild Semiconductor Corporation has further filed another patent infringement suit against the Company and IF North America in the U.S. District Court for the District of Maine alleging that certain products of Infineon infringe on two more patents of Fairchild Semiconductor Corporation which are not part of the Delaware lawsuit. On January 22, 2009, IF North America answered the complaint filed by Fairchild Semiconductor Corporation with the District Court in Maine denying the claims of infringement and counterclaiming that the patents underlying Fairchild Semiconductor Corporation’s patent infringement claims are invalid. The Company has not yet been served process.

Liabilities and the Potential Effect of these Lawsuits

Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount, the average amount is accrued. Under the contribution agreement in connection with the carve-out of the Qimonda business, Qimonda is required to indemnify the Company, in whole or in part, for any claim (including any related expenses) arising in connection with the liabilities, contracts, offers, uncompleted transactions, continuing obligations, risks, encumbrances and other liabilities the Company incurs in connection with the antitrust actions and the Securities Class Action described above. Due to Qimonda’s recent insolvency filing, however, it is unlikely that Qimonda will be able to indemnify Infineon against any such potential liabilities.

As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

in the future based on new developments in each matter, or changes in circumstances, which could have a material adverse effect on the Company’s financial condition and results of operations.

An adverse final resolution of the investigations or lawsuits described above could result in significant financial liability to, and other adverse effects on, the Company, which would have a material adverse effect on its results of operations, financial condition and cash flows. In each of these matters, the Company is continuously evaluating the merits of the respective claims and defending itself vigorously or seeking to arrive at alternative resolutions in the best interest of the Company, as it deems appropriate. Irrespective of the validity or the successful assertion of the claims described above, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on its results of operations, financial condition and cash flows.

The Company is subject to various other lawsuits, legal actions, claims and proceedings related to products, patents, environmental matters, and other matters incidental to its businesses. The Company has accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the balance sheet date. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company’s financial position, although the final resolution of such matters could have a material adverse effect on the Company’s results of operations or cash flows in the period of settlement.

Other Contingencies

On a group-wide basis the Company has guarantees outstanding to external parties of €78 million as of March 31, 2009. In addition, the Company, as parent company, has in certain customary circumstances guaranteed the settlement of certain of its consolidated subsidiaries’ obligations to third parties. Such third party obligations are reflected as liabilities in the condensed consolidated financial statements by virtue of consolidation. As of March 31, 2009, such guarantees, principally relating to certain consolidated subsidiaries’ third-party debt, aggregated €888 million, of which €663 million relates to convertible and exchangeable notes issued.

The Company has received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized upon the attainment of specified criteria. Certain of these grants have been received contingent upon the Company maintaining compliance with certain project-related requirements for a specified period after receipt. The Company is committed to maintaining these requirements. Nevertheless, should such requirements not be met, as of March 31, 2009, a maximum of €37 million of these subsidies could be refundable. Such amount does not include any potential liabilities for Qimonda related subsidies (see note 4).

20.	Operating Segment and Geographic Information

The Company has reported its operating segment and geographic information in accordance with IFRS 8 “Operating Segments”.

Effective October 1, 2008, to better align the Company’s business with its target markets, the Company reorganized its core business into five operating segments: Automotive, Industrial & Multimarket, Chip Card & Security, Wireless Solutions, and Wireline Communications. Further, certain of the Company’s remaining activities for product lines sold, for which there are no continuing contractual commitments subsequent to the divestiture date, as well as new business activities meet the IFRS 8 definition of an operating segment, but do not meet the requirements of a reportable segment as specified in IFRS 8. Accordingly, these segments are combined and disclosed in the “Other Operating Segments” category.

Other Operating Segments includes revenue and earnings that Infineon’s 200-millimeter production facility in Dresden recorded from the sale of wafers to Qimonda under a foundry agreement, which was cancelled during the 2008 fiscal year. The Corporate and Eliminations segment reflects the elimination of these revenue and earnings.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

The segments’ results of operations of prior periods have been reclassified to be consistent with the current reporting structure and presentation, as well as to facilitate analysis of current and future operating segment information.

Each of the segments has two or three segment managers reporting directly to the Management Board, which has been collectively identified as the Chief Operating Decision Maker (“CODM”). The CODM makes decisions about resources to be allocated to the segments and assesses their performance using revenues and, effective October 1, 2008, Segment Result. The Company defines Segment Result as operating income (loss) excluding asset impairments, net of reversals, restructuring and other related closure costs, share-based compensation expense, acquisition-related amortization and gains (losses), gains (losses) on sales of assets, businesses, or interests in subsidiaries, and other income (expense), including litigation settlement costs. Gains (losses) on sales of assets, businesses, or interests in subsidiaries, include, among others, gains or losses that may be realized from potential sales of investments and activities. The Company’s management uses Segment Result, to establish budgets and operational goals, manage the Company’s business and evaluate its performance. The Company reports Segment Profit because it believes that it provides investors with meaningful information about the operating performance of the Company and especially about the performance of its separate operating segments.

Information with respect to the Company’s operating segments follows:

Automotive

The Automotive segment designs, develops, manufactures and markets semiconductors for use in automotive applications. Together with its product portfolio, Infineon offers corresponding system know-how and support to its customers.

Industrial & Multimarket

The Industrial & Multimarket segment designs, develops, manufactures and markets semiconductors and complete system solutions primarily for use in industrial applications and in applications with customer-specific product requirements.

Chip Card & Security

The Chip Card & Security segment designs, develops, manufactures and markets semiconductors and complete system solutions primarily for use in chip card and security applications.

Wireless Solutions

The Wireless Solutions segment designs, develops, manufactures and markets a wide range of ICs, other semiconductors and complete system solutions for wireless communication applications.

Wireline Communications

The Wireline Communications segment designs, develops, manufactures and markets a wide range of ICs, other semiconductors and complete system solutions focused on wireline access applications.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

The following tables present selected segment data:

	Three months ended		Six months ended
	March 31,		March 31,
	2008	2009	2008	2009
	(€ in millions)

Revenue:
Automotive	324	189	634	395
Industrial & Multimarket	276	193	567	427
Chip Card & Security	121	80	237	171
Wireless Solutions(1)	197	204	450	401
Wireline Communications	105	79	208	167
Other Operating Segments(2)	59	2	123	10
Corporate and Eliminations(3)	(33)	—	(80)	6

Total	1,049	747	2,139	1,577

(1)	Includes revenues of €1 million for the three months ended March 31, 2008 and €8 million and €1 million for the six months ended March 31, 2008 and 2009, respectively, from sales of wireless communication applications to Qimonda.

(2)	Includes revenues of €34 million for the three months ended March 31, 2008 and €70 million for the six months ended March 31, 2008 from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under a foundry agreement.

(3)	Includes the elimination of revenues of €35 million for the three months ended March 31, 2008 and €78 million and €1 million for the six months ended March 31, 2008 and 2009, respectively, since these sales were not part of the Qimonda disposal plan.

	Three months ended		Six months ended
	March 31,		March 31,
	2008	2009	2008	2009
	(€ in millions)

Segment Result:
Automotive	25	(65)	48	(121)
Industrial & Multimarket	23	(7)	49	(5)
Chip Card & Security	19	(8)	36	(9)
Wireless Solutions	(16)	(29)	2	(73)
Wireline Communications	3	1	7	3
Other Operating Segments	5	(3)	7	(4)
Corporate and Eliminations	8	1	(2)	(3)

Total	67	(110)	147	(212)

The following is a summary of revenue by geographic area:

	Three months ended		Six months ended
	March 31,		March 31,
	2008	2009	2008	2009
	(€ in millions)

Revenue:
Germany	240	150	460	315
Other Europe	215	141	409	286
North America	137	69	282	164
Asia/Pacific	389	351	848	720
Japan	50	27	104	72
Other	18	9	36	20

Total	1,049	747	2,139	1,577

Revenues from external customers are based on the customers’ billing location. No single customer accounted for more than 10 percent of the Company’s sales during the three or six months ended March 31, 2008 or 2009.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

The following table provides the reconciliation of Segment Result to the Company’s loss before tax and discontinued operations:

	Three months ended		Six months ended
	March 31,		March 31,
	2008	2009	2008	2009
	(€ in millions)

Total Segment Result	67	(110)	147	(212)
Adjusted:
Asset impairments, net of reversals	2	(1)	2	(1)
Restructuring and other related closure cost	(6)	(3)	(9)	(6)
Share-based compensation expense	(2)	(1)	(3)	(1)
Acquisition-related amortization and losses	(5)	(6)	(14)	(12)
Gains (losses) on sales of assets, businesses, or interests in subsidiaries	(1)	(16)	14	(17)
Other expense, net	—	(6)	—	(11)

Operating income (loss)	55	(143)	137	(260)

Financial Income	13	21	31	81
Financial Expense	(48)	(32)	(88)	(88)
Income from investment accounted for using the equity method, net	2	2	2	3

Income (loss) from continuing operations before income tax	22	(152)	82	(264)

21.	Subsequent Events

Subsequent to March 31, 2009, the Company repurchased notional amounts of €19 million of its exchangeable subordinated notes due 2010. The purchase was made out of available cash.

On April 1, 2009, the local court in Munich formally opened insolvency proceedings for Qimonda AG and Qimonda Dresden GmbH & Co. oHG (see note 4).

On April 3, 2009, the Company announced its application to voluntarily delist from the New York Stock Exchange. The delisting took effect on April 24, 2009, and consequently, the American Depositary Shares are no longer traded on the New York Stock Exchange. The Company’s American Depositary Shares have been listed on the over-the-counter market OTCQX International under the ticker symbol “IFNNY” since April 24, 2009.

On April 24, 2009, former employees of Qimonda’s subsidiaries in the United States filed a complaint in the U.S. Federal District Court in Delaware against the Company, IF North America and Qimonda AG, individually and on behalf of several putative classes of plaintiffs. The suit relates to the termination of the plaintiffs’ employment in connection with Qimonda’s insolvency and the payment of severance and other benefits allegedly due by Qimonda. The complaint seeks to “pierce the corporate veil” and to impose liability on the Company and IF North America under several theories. The Company is currently reviewing the complaint. The Company and IF North America have not served yet.

On April 24, 2009, Optimum Processing Solutions LLC, a Georgia limited liability company, filed a claim in the U.S. Federal District Court for the Northern District of Georgia against IF North America, Advanced Micro Devices, Inc., Freescale Semiconductor, Inc., Intel Corporation, International Business Machines Corporation, STMicroelectronics, Inc., Sun Microsystems, Inc. and Texas Instruments, Inc. The complaint alleges that certain microchips manufactured, used or offered for sale by IF North America and the other defendants infringe U.S. patent no. 5,117,497, allegedly held by the plaintiff. The Company is currently reviewing the complaint. The Company and IF North America have not served yet.

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements

On May 5, 2009, the Company announced the launch of a cash tender offer in order to reduce its debt by purchasing outstanding subordinated convertible and exchangeable notes. The Company intends to use up to €150 million for the purchase of these notes, with the maximum purchase price for the exchangeable and the convertible notes being 75 percent of the nominal amount. The Company will determine the final purchase prices upon receipt of offers pursuant to a modified Dutch auction process, so that all offers submitted at or below the final purchase prices will be accepted up to the aggregate of €150 million.

On May 7, Wi-LAN and the Company settled their patent litigation pending in the U.S. District Court for the Eastern District of Texas by concluding license and patent acquisition agreements.

Supplementary Information (Unaudited)

Gross and Net Cash Position

Infineon defines gross cash position as cash and cash equivalents and available-for-sale financial assets, and net cash position as gross cash position less short-term debt and current maturities of long-term debt, and long-term debt. Since Infineon holds a substantial portion of its available monetary resources in the form of readily available-for-sale financial assets, which for IFRS purposes are not considered to be “cash”, it reports its gross and net cash positions to provide investors with an understanding of the Company’s overall liquidity. The gross and net cash position is determined as follows from the condensed consolidated balance sheets, without adjustment to the IFRS amounts presented:

	September 30,	March 31,
	2008	2009
	(€ in millions)

Cash and cash equivalents	749	532
Available-for-sale financial assets	134	133

Gross Cash Position	883	665

Less: Short-term debt and current maturities of long-term debt	207	170
Long-term debt	963	816

Net Cash Position	(287)	(321)

Free Cash Flow

Infineon defines free cash flow as cash from operating and investing activities excluding purchases or sales of available-for-sale financial assets. Since Infineon holds a substantial portion of its available monetary resources in the form of readily available-for-sale financial assets, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. Free cash flow is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. Free cash flow include only amounts from continuing operations, and is determined as follows from the condensed consolidated statements of cash flows:

	Three months ended		Six months ended
	March 31,		March 31,
	2008	2009	2008	2009

Net cash provided by (used in) operating activities from continuing operations	31	(70)	149	(65)
Net cash provided by (used in) investing activities from continuing operations	(182)	53	(894)	31
Thereof: Proceeds from sales (purchases) of available-for-sale financial assets	93	(5)	417	(10)

Free cash flow	(58)	(22)	(328)	(44)

Backlog

Most standard products are not ordered on a long-term, fixed-price contract basis due to changing market conditions. It is common industry practice to permit major customers to change the date on which products are delivered or to cancel existing orders. For these reasons, the Company believes that the backlog at any time of standard products is not a reliable indicator of future sales. Orders for customized products vary depending on customer needs and industry conditions, capacity and demand, while many customers request logistics agreements based on rolling forecasts. As a result, the Company does not place too much reliance on backlog to manage its business and does not use it to evaluate performance. Due to possible changes in customer delivery schedules, cancellation of orders and potential delays in product shipments, the Company’s backlog as of any particular date may not be indicative of actual sales for any later period.

Dividends

The Company has not declared or paid any dividend during the three and six months ended March 31, 2008 or 2009.

Employees

As of March 31, 2009, the Company had 26,362 employees worldwide, including 6,019 engaged in research and development.

Change of Management

Effective February 1, 2009, Mr. Arnaud de Weert has been appointed as a new member of the Infineon Technologies AG Supervisory Board. Mr. de Weert succeeded Mr. Prof. Dr. Martin Winterkorn, who resigned from this office, effective as of January 31, 2009.

Effective February 26, 2009, Mr. Professor Johannes Feldmayer has stepped down from the Supervisory Board of Infineon Technologies AG.

Market for Ordinary Shares

The Company’s ordinary shares are listed on the Frankfurt Stock Exchange (FSE) under the symbol “IFX”. Effective March 23, 2009, as announced by Deutsche Börse, the Company’s shares were removed from the DAX index, by means of the fast-exit rule, because of the low market capitalization on the basis of the Company’s free float, and have been listed in the TecDAX index since that date. On April 3, 2009, the Company announced its application to voluntary delist from the New York Stock Exchange. The delisting took effect on April 24, 2009. The American Depositary Shares currently trade on the over-the-counter market OTCQX International under the symbol “IFNNY”.

Performance of the IFX shares since October 1, 2007 (based on Xetra daily closing prices) is as follows:

Infineon’s share price performance and key data were as follows:

	Three months ended			Six months ended
	March 31,			March 31,
	2008	2009	+/− in %	2008	2009	+/− in %

IFX closing prices in Euro (Xetra)
Beginning of the period	8.13	1.01	(88)%	11.95	4.05	(66)%
High	8.13	1.35	(83)%	11.95	4.12	(66)%
Low	4.08	0.39	(90)%	4.08	0.39	(90)%
End of the period	4.45	0.79	(82)%	4.45	0.79	(82)%
IFX closing prices in U.S. dollars (NYSE)
Beginning of the period	11.87	1.42	(88)%	17.13	5.44	(68)%
High	11.87	1.92	(84)%	17.13	5.44	(68)%
Low	6.34	0.46	(93)%	6.34	0.46	(93)%
End of the period	7.02	1.11	(84)%	7.02	1.11	(84)%

Financial Calendar

Results press release
Fiscal Period	Period end date	(preliminary)

Third Quarter	June 30, 2009	July 29, 2009
Fiscal Year 2009	September 30, 2009	November 19, 2009

Publication date: May 11, 2009

Contact information

Infineon Technologies AG
Investor Relations
Am Campeon 1-12
85579 Neubiberg/Munich, Germany

Phone: +49 89 234-26655
Fax: +49 89 234-9552987
E-Mail:  investor.relations@infineon.com

Visit http://www.infineon.com/investor for an electronic version of this report and other information.

Risk Factors

We face numerous risks incidental to our business, including both, risks that are inherent to companies in the semiconductor industry, and operational, financial and regulatory risks that are unique to us. Risks relating to the semiconductor industry include the cyclical nature of the market, which suffers from periodic downturns and industry overcapacity. Our production related risks include the need to match our production capacity with demand, and to avoid interruptions in manufacturing and supplies. We may be exposed to claims from others that we infringe their intellectual property rights or that we are liable for damages under warranties. We are the subject of governmental antitrust investigations and civil claims related to those antitrust investigations, including civil securities law claims. Financial risks include our need to have access to sufficient capital and governmental subsidies, and risks related to the resolution of Qimonda’s insolvency proceedings and the liabilities we may face as a result of Qimonda’s insolvency. Our regulatory risks include potential claims for environmental remediation. We face numerous risks due to the international nature of our business, including volatility in foreign countries and exchange rate fluctuations.

Included in discontinued operations were write-downs associated with the Qimonda business. The write-downs were based on management’s best estimates of the fair value of the Qimonda business less costs to sell. The amounts included in discontinued operations could be adjusted in the near term or later if actual amounts differ from current estimates. Following Qimonda’s application to commence insolvency proceedings, the Company may be exposed to a number of significant liabilities relating to the Qimonda business, including pending antitrust and securities law claims, potential claims for repayment of governmental subsidies received, and employee-related contingencies.

These and other material risks that we face are described in detail in the “Risk Factors” section of our Annual Report on Form 20-F, which we have filed with the U.S. Securities and Exchange Commission. A copy of our most recent Form 20-F is available at the Investor Relations section of our website http://www.infineon.com/investor, as well as on the SEC’s website, http://www.sec.gov.

We encourage you to read the detailed description of the risks that we face in our Form 20-F. The occurrence of one or more of the events described in the Risk Factors section of the Form 20-F could have a material adverse effect on our Company and our results of operations, which could result in a drop in our share price.

Forward-looking Statements

This quarterly report includes forward-looking statements about the future of Infineon’s business and the industry in which we operate. These include statements relating to general economic conditions, future developments in the world semiconductor market, our ability to manage our costs and to achieve our savings and growth targets, the resolution of Qimonda’s insolvency proceedings and the liabilities we may face as a result of Qimonda’s insolvency, the benefits of research and development alliances and activities, our planned levels of future investment, the introduction of new technology at our facilities, the continuing transitioning of our production processes to smaller structure sizes, and our continuing ability to offer commercially viable products.

These forward-looking statements are subject to a number of uncertainties, including broader economic developments, including the duration and depth of the current economic downturn; trends in demand and prices for semiconductors generally and for our products in particular, as well as for the end-products, such as automobiles and consumer electronics, that incorporate our products; the success of our development efforts, both alone and with partners; the success of our efforts to introduce new production processes at our facilities; the actions of competitors; the availability of funds, including for the re-financing of our indebtedness; the outcome of antitrust investigations and litigation matters; and the outcome of Qimonda’s insolvency proceedings; as well as the other factors mentioned in this press release and those described in the “Risk Factors” section of the annual report of Infineon on Form 20-F filed with the U.S. Securities and Exchange Commission on December 29, 2008.

As a result, Infineon’s actual results could differ materially from those contained in these forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements. Infineon does not undertake any obligation to publicly update or revise any forward-looking statements in light of developments which differ from those anticipated.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: May 11, 2009	By:	/s/ Peter Bauer
Peter Bauer
Member of the Management Board and Chief Executive Officer

	By:	/s/ Dr. Marco Schröter
Dr. Marco Schröter
Member of the Management Board and Chief Financial Officer